IndyMac INDX Mortgage Loan Trust 2006-FLX1

Final Term Sheet

[IndyMac Bank, F.S.B. LOGO]

$352,225,100 (Approximate)

IndyMac MBS, Inc.
Depositor

IndyMac Bank, F.S.B.
Sponsor, Seller and Servicer

          This free writing prospectus is being delivered to you solely to provide you with information about the offering of the securities referred to in this free writing prospectus and to solicit an offer to purchase the securities, when, as and if issued. Any such offer to purchase made by you will not be accepted and will not constitute a contractual commitment by you to purchase any of the securities until we have accepted your offer to purchase. You may withdraw your offer to purchase securities at any time prior to our acceptance of your offer.

          The asset-backed securities referred to in this free writing prospectus are being offered when, as and if issued. In particular, you are advised that asset-backed securities, and the asset pools backing them, are subject to modification or revision (including, among other things, the possibility that one or more classes of securities may be split, combined or eliminated), at any time prior to issuance or availability of a final prospectus. As a result, you may commit to purchase securities that have characteristics that change, and you are advised that all or a portion of the securities may not be issued that have the characteristics described in this free writing prospectus. Any obligation on our part to sell securities to you will be conditioned on the securities having the characteristics described in this free writing prospectus. If that condition is not satisfied, we will notify you, and neither the issuer nor any underwriter will have any obligation to you to deliver all or any portion of the securities which you have committed to purchase, and there will be no liability between us as a consequence of the non-delivery.

          THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC AND IS EFFECTIVE FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS AT NO CHARGE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV.

          This free writing prospectus does not contain all information that is required to be included in the base prospectus and the free writing prospectus.

FREE WRITING PROSPECTUS DATED September 28, 2006

IndyMac INDX Mortgage Loan Trust 2006-FLX1

Distributions are payable monthly on the 25th day of each month, beginning October 25, 2006

          The following classes of certificates are being offered pursuant to this free writing prospectus:

Class	Initial Class Certificate Balance (1)	Pass-Through Rate (2)	Class	Initial Class Certificate Balance (1)	Pass-Through Rate (2)

Class A-1	$198,592,000	Floating	Class M-2	$2,832,000	Floating
Class A-2	$82,746,000	Floating	Class M-3	$1,770,000	Floating
Class A-3	$49,647,000	Floating	Class M-4	$1,770,000	Floating
Class A-R	$100	Variable	Class M-5	$2,478,000	Floating
Class M-1	$10,620,000	Floating	Class M-6	$1,770,000	Floating

(1) This amount is approximate and is subject to a permitted variance in the aggregate of plus or minus 10%.

(2) The pass-through rate for each class of offered certificates is calculated as described in this free writing prospectus under “Summary” and, other than with respect to the Class A-R Certificates, is based on the one-month LIBOR index.

SUMMARY

Issuing Entity

IndyMac INDX Mortgage Loan Trust 2006-FLX1, a common law trust formed under the laws of the State of New York.

Depositor

IndyMac MBS, Inc., a Delaware corporation and a limited purpose finance subsidiary of IndyMac Bank, F.S.B. Its address is 155 North Lake Avenue, Pasadena, California 91101, and its telephone number is (800) 669-2300.

Sponsor, Seller and Servicer

IndyMac Bank, F.S.B., a federal savings bank. Its principal executive offices are located at 888 East Walnut Street, Pasadena, California 91101-7211, and its telephone number is (800) 669-2300.

Trustee

Deutsche Bank National Trust Company, a national banking association. The corporate trust office of the trustee is located (i) for purposes of certificate transfers, at DB Services Tennessee, 648 Grassmere Park Road., Nashville, Tennessee 37211-3658, Attention: Transfer Unit and (ii) for all other purposes, at 1761 East St. Andrew Place, Santa Ana, California 92705, Attention: Trust Administration IN06F1, and its telephone number is (714) 247-6000. The trustee is an affiliate of Deutsche Bank Securities Inc. (the underwriter)

The Cap Counterparty

Swiss Re Financial Products Corporation, a Delaware corporation. The principal executive office of the Cap Counterparty is located at 55 East 52nd Street, New York, New York 10055.

The NIM Insurer

After the closing date, a separate trust (or other form of entity) may be established to issue net interest margin securities secured by all or a portion of the Class P and Class C Certificates. Those net interest margin securities may have the benefit of one or more financial guaranty insurance policies that guaranty payments on those securities. The insurer or insurers issuing these financial guaranty insurance policies are referred to in this free writing prospectus as the “NIM Insurer.” The references to the NIM Insurer in this free writing prospectus apply only if the net interest margin securities are so insured.

Any NIM Insurer will have a number of rights under the pooling and servicing agreement that will limit and otherwise affect the rights of the holders of the offered certificates. Any insurance policy issued by a NIM Insurer will not cover, and will not benefit in any manner, the offered certificates.

Pooling and Servicing Agreement

The pooling and servicing agreement dated as of September 1, 2006 among the seller, the servicer, the depositor and the trustee, under which the issuing entity will be formed.

Cut-off Date

For any mortgage loan, the later of September 1, 2006 and the origination date of that mortgage loan.

Closing Date

On or about September 28, 2006.

The Mortgage Loans:

The mortgage pool will consist primarily of 30-year conventional adjustable-rate negative amortization mortgage loans secured by first liens on one- to four-family residential properties. The mortgage rate on each mortgage loan is adjustable, after a specified period after origination during which the mortgage rate is fixed, based on the one-year LIBOR index. The initial fixed rate period for approximately 11.05%, 62.69% and 26.26% of the mortgage loans by aggregate stated principal balance of the mortgage loans as of the cut-off date will be three, five or seven years, respectively.

The depositor believes that the information set forth in this free writing prospectus regarding the mortgage loans as of the cut-off date is representative of the characteristics of the mortgage loans that will be delivered on the closing date. However, certain mortgage loans may prepay or may be determined not to meet the eligibility requirements for inclusion in the final mortgage pool. A limited number of mortgage loans may be added to or substituted for the mortgage loans that are described in this free writing prospectus. Any addition or substitution will not result in a material difference in the final mortgage pool although the cut-off date information regarding the actual mortgage loans may vary somewhat from the information regarding the mortgage loans presented in this free writing prospectus.

As of the cut-off date, the depositor expects that all of the mortgage loans in the issuing entity will have the following characteristics:

Aggregate Stated Principal Balance	$353,994,217
Geographic Concentrations in excess of 10%:
California	66.83%
Weighted Average Original LTV Ratio	71.36%
Weighted Average Mortgage Rate	7.237%
Range of Mortgage Rates	5.000% to 9.000%
Average Current Principal Balance	$424,453
Range of Current Principal Balances	$52,500 to $2,000,000
Weighted Average Remaining Term to Maturity	359 months
Weighted Average FICO Credit Score	716
Weighted Average Gross Margin	2.755%
Weighted Average Maximum Mortgage Rate	12.348%
Weighted Average Minimum Mortgage Rate	2.755%
Range of Months to Next Mortgage Rate Adjustment	33 to 85
Range of Months to Next Payment Adjustment	34 to 86
Negative Amortization Limit
110%	100%

Description of the Certificates

The issuing entity will issue the following classes of certificates:

Class	Initial Class Certificate Balance (1)	Principal Type	Interest Type	Final Scheduled Distribution Date (2)	Modeled Final Distribution Date (3)	Initial Rating Moody’s/S&P (4)

Offered Certificates
A-1	$198,592,000	Senior/Super Senior	Variable Rate	November 25, 2036	August 25, 2024	Aaa/AAA
A-2	$82,746,000	Senior/ Support	Variable Rate	November 25, 2036	August 25, 2024	Aaa/AAA
A-3	$49,647,000	Senior/Support	Variable Rate	November 25, 2036	August 25, 2024	Aaa/AAA
A-R	$100	Senior/REMIC Residual	Variable Rate	November 25, 2036	October 25, 2006	Aaa/AAA
M-1	$10,620,000	Subordinate	Variable Rate	November 25, 2036	April 25, 2018	Aa1/AA+
M-2	$2,832,000	Subordinate	Variable Rate	November 25, 2036	March 25, 2016	Aa2/AA
M-3	$1,770,000	Subordinate	Variable Rate	November 25, 2036	May 25, 2015	Aa3/AA-
M-4	$1,770,000	Subordinate	Variable Rate	November 25, 2036	August 25, 2014	A1/A+
M-5	$2,478,000	Subordinate	Variable Rate	November 25, 2036	September 25, 2013	A2/BBB+
M-6	$1,770,000	Subordinate	Variable Rate	November 25, 2036	September 25, 2012	Baa1/BBB-

Non-Offered Certificates (5)
Class P	N/A	N/A		N/A	N/A
Class C	N/A	N/A		N/A	N/A

(1)	This amount is subject to a permitted variance in the aggregate of plus or minus 10% and depends on the amount of mortgage loans actually delivered on the closing date.

(2)

The modeled final distribution date is based upon (a) an assumed rate of prepayments equal to 25% CPR, (b) the modeling assumptions and (c) the assumption that the optional termination is exercised by the servicer at the earliest possible distribution date.

(3)

The offered certificates will not be offered unless they are assigned not lower than the indicated ratings by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“S&P”) and Moody’s Investors Service Inc. (“Moody’s”). A rating is not a recommendation to buy, sell or hold securities. These ratings may be lowered or withdrawn at any time by either of the rating agencies.

(4)

The Class P and Class C Certificates are not offered by this free writing prospectus. The Class P Certificates will be entitled to any prepayment charges collected on the mortgage loans. The Class C Certificates will be entitled to receive any excess cashflow from the mortgage loans after all required distributions are made on the offered certificates. Any information contained in this free writing prospectus with respect to these certificates is provided only to permit a better understanding of the offered certificates.

The certificates also will have the following characteristics:

Class	Initial Pass- Through Rate (1)	Pass-Through Rate Before and Including the Optional Termination Date (2)	Pass-Through Rate After the Optional Termination Date (3)	Interest Accrual Period	Interest Accrual Convention

Offered Certificates
A-1	5.5360%	LIBOR + 0.210%(4)	LIBOR + 0.420%(4)	(5)	Actual/360 (6)
A-2	5.6160%	LIBOR + 0.290%(4)	LIBOR + 0.580%(4)	(5)	Actual/360 (6)
A-3	5.6960%	LIBOR + 0.370%(4)	LIBOR + 0.740%(4)	(5)	Actual/360 (6)
A-R	6.8532%	(7)	(7)	(8)	30/360 (9)
M-1	5.7560%	LIBOR + 0.430%(4)	LIBOR + 0.645%(4)	(5)	Actual/360 (6)
M-2	5.7760%	LIBOR + 0.450%(4)	LIBOR + 0.675%(4)	(5)	Actual/360 (6)
M-3	5.8260%	LIBOR + 0.500%(4)	LIBOR + 0.750%(4)	(5)	Actual/360 (6)
M-4	6.0260%	LIBOR + 0.700%(4)	LIBOR + 1.050%(4)	(5)	Actual/360 (6)
M-5	6.5260%	LIBOR + 1.200%(4)	LIBOR + 1.800%(4)	(5)	Actual/360 (6)
M-6	7.6760%	LIBOR + 2.350%(4)	LIBOR + 3.525%(4)	(5)	Actual/360 (6)

Non-Offered Certificates (10)
P	N/A	N/A	N/A(10)	(10)	N/A
C	N/A	N/A	N/A(10)	(10)	N/A

(1)	Reflects the expected pass-through rate as of the closing date.

(2)	Reflects the pass-through rate calculation up to and including the earliest possible distribution date on which the servicer has the option to purchase the mortgage loans.

(3)	Reflects the pass-through rate calculation if the option to purchase the mortgage loans is not exercised by the servicer at the earliest possible distribution date.

(4)

The pass-through rates on the LIBOR Certificates adjust monthly based on the level of one-month LIBOR, subject to the lesser of (x) the net rate cap and (y) a maximum rate of 10.10% per annum. LIBOR for the related interest accrual period.

(5)

The interest accrual period for any distribution date will be the period beginning on the preceding distribution date (or in the case of the first distribution date, on the closing date) and ending on the day immediately preceding that distribution date.

(6)	Interest will accrue at the rate described in this table on the basis of a 360-day year and the actual number of days that elapsed in the interest accrual period.

(7)

The pass-through rate for this class of certificates for the interest accrual period for any distribution date will be a per annum rate equal to the weighted average adjusted net mortgage rate of the mortgage loans.

(8)	The interest accrual period for any distribution date will be the calendar month before the month of that distribution date.

(9)	Interest will accrue at the rate described in this table on the basis of a 360-day year divided into twelve 30-day months.

(10)	The Class P and Class C Certificates will not accrue any interest.

Designations

We sometimes use the following designations to refer to the specified classes of certificates in order to aid your understanding of the offered certificates.

Designation	Class of Certificates

Senior Certificates:	Class A-1, Class A-2, Class A-3 and Class A-R Certificates

Subordinated Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

LIBOR Certificates:	Senior and Subordinated Certificates (other than the Class A-R Certificates)

Offered Certificates:	Senior and Subordinated Certificates

Non-offered Certificates:	Class P and Class C Certificates

The rights of the holders of the subordinated certificates to receive distributions of principal and interest will be subordinate to the rights of the holders of the senior certificates.

The Class C Certificates will be entitled to receive any monthly excess cashflow from the mortgage loans after required distributions are made to the senior and subordinated certificates.

The Class P Certificates will be entitled to receive prepayment charges paid by borrowers upon certain full or partial prepayment of the mortgage loans, to the extent the issuing entity is entitled to those prepayment charges. These amounts will not be available for distribution to other classes of certificates.

The Class C and Class P Certificates are not offered by this free writing prospectus.

Effect of negative amortization. If an increase in the mortgage index causes interest to accrue on a mortgage loan for a given month in excess of the monthly payment that the borrower elects to pay for that mortgage loan, the amount of that excess will be added to the outstanding principal balance of that mortgage loan in the form of deferred interest. For any distribution date, the excess, if any, of (i) the deferred interest with respect to all mortgage loans for the calendar month prior to that distribution date, over (ii) the aggregate amount of principal payments received with respect to all mortgage loans during the applicable period (referred to in this free writing prospectus as the “net deferred interest”), will be deducted from the interest distributions to the certificates as described in this free writing prospectus. The amount deducted from the interest distributable to a class of certificates will be added to the class certificate balance of that class.

Record Date

The business day immediately preceding a distribution date in the case of the LIBOR certificates or, in the case of the Class A-R Certificates or if the LIBOR certificates are no longer book-entry certificates, the last business day of the month preceding the month of a distribution date.

Denominations

LIBOR Certificates:

$25,000 and multiples of $1,000 in excess thereof.

Class A-R Certificates:

$100.

Registration of Offered Certificates

LIBOR Certificates

Book-entry form. Persons acquiring beneficial ownership interests in the offered certificates (other than the Class A-R Certificates) will hold their beneficial interests through The Depository Trust Company in the United States and, upon request, through Clearstream Luxembourg or the Euroclear System in Europe.

Class A-R Certificates

Fully registered certificated form. The Class A-R Certificates will be subject to certain restrictions on transfer described in this free writing prospectus and as more fully provided for in the pooling and servicing agreement.

Distribution Dates

We will make distributions on the 25th day of each month. If the 25th day of a month is not a business day, then we will make distributions the next business day. The first distribution date is scheduled for October 25, 2006.

Interest Distributions

The related interest accrual period, interest accrual convention and pass-through rate for each class of certificates is shown in the table on page S-9.

On each distribution date, to the extent funds are available, each class of certificates will be entitled to receive interest accrued at the applicable pass-

through rate during the related interest accrual period on its class certificate balance immediately prior to that distribution date and any interest carry forward amount, minus any net deferred interest allocated to that class, plus, any net rate carryover for that class.

Interest will accrue for each interest accrual period related to a distribution date on each class of offered certificates at the least of (1) the applicable annual rate as described in the table on page S-9 for that class of certificates, (2) the net rate cap for that distribution date and (3) a maximum rate of 10.10% per annum. The net rate cap is a limitation generally based on the weighted average mortgage rates of the mortgage loans during the applicable due period, net of certain fees and expenses of the issuing entity.

The amount of interest distributable on a distribution date with respect to the certificates will be reduced by the amount of net deferred interest on the mortgage loans for that distribution date.

When a borrower makes a full or partial prepayment on a mortgage loan, the amount of interest that the borrower is required to pay may be less than the amount of interest certificateholders would otherwise be entitled to receive with respect to the mortgage loan. The servicer is required to reduce its servicing compensation to offset this shortfall but the reduction for any distribution date is limited to an amount equal to the product of one-twelfth of 0.125% multiplied by the pool principal balance as of the first day of the prior month. If the aggregate amount of interest shortfalls resulting from prepayments on the mortgage loans exceeds the amount of the reduction in the servicer’s servicing compensation, the interest entitlement for each class of certificates will be reduced proportionately by the amount of this excess.

For each class of certificates, any net rate carryover (which is interest due on a prior distribution date that was not paid on a prior distribution date due to the application of the net rate cap) will be payable from excess cashflow as and to the extent described in this free writing prospectus and from payments from the cap contract in the manner described in this free writing prospectus.

Principal Distributions

On each distribution date, certificateholders will only receive a distribution of principal on their certificates if there is cash available on that date for the distribution of principal. The manner of distributing principal among the classes of certificates will depend on the priority of distributions, which will differ, as described in this free writing prospectus, depending on whether the distribution date is before or on or after the stepdown date and on the loss and delinquency performance of the mortgage loans.

Amounts Available for Distributions on the Certificates

Amounts Available with respect to Interest Distributions

The amount available for interest distributions on the certificates on any distribution date will be based on the “interest remittance amount.” The interest remittance amount for any distribution date will generally consist of the following amounts (after the fees and expenses described under that heading are subtracted), in each case to the extent received, collected or paid as provided in the pooling and servicing agreement:

•	the interest portion of monthly payments on the mortgage loans less the expense fees;

•	interest collected in connection with prepayments of the mortgage loans;

•	interest amounts advanced by the servicer;

•	any compensating interest paid by the servicer related to prepayments of the mortgage loans;

•	liquidation proceeds of the mortgage loans (to the extent allocable to interest); and

•	the lesser of (1) the aggregate amount of principal payments on the mortgage loans and (2) the deferred interest on the mortgage loans.

Amounts Available with respect to Principal Distributions

The amount available for principal distributions on the certificates on any distribution date will generally consist of the following amounts, in each case to the extent received, collected or paid as provided in the pooling and servicing agreement:

the excess, if any, of:

•	the principal portion of monthly payments on the mortgage loans;

•	principal advances by the servicer;

•	the principal payments on the mortgage loans;

•	the stated principal balance of any mortgage loans repurchased or purchased by the seller or the servicer, as applicable;

•	the excess, if any, of the stated principal balance of a deleted mortgage loan over the stated principal balance of the related substitute mortgage loan; and

•	liquidation proceeds of the mortgage loans (to the extent allocable to principal),

over

•	the aggregate deferred interest for that distribution date

Fees and Expenses

The amounts available for distribution on the certificates on any distribution date generally will not include the following amounts:

•	the servicing fee and additional servicing compensation due to the servicer;

•	the trustee fee due to the trustee;

•	amounts reimbursed to the servicer and the trustee in respect of advances previously made by them and other amounts for which the servicer and trustee are entitled to be reimbursed;

•	all prepayment charges (which are distributable only to the Class P Certificates); and

•	all other amounts for which the depositor, the seller or the servicer is entitled to be reimbursed.

These amounts will reduce the amount distributed to the certificateholders.

Servicing Fee

The servicer will be paid a monthly fee (referred to as the servicing fee) with respect to each mortgage loan of 0.375% per annum (referred to as the servicing fee rate).

Additional Servicing Compensation

The servicer is also entitled to receive additional servicing compensation from late payment fees, assumption fees and other similar charges (excluding prepayment charges) and investment income earned on amounts on deposit in certain of the issuing entity’s accounts and excess proceeds with respect to mortgage loans as described under “Description of the Certificates —Priority of Distributions Among Certificates.”

Source and Priority of Distributions

These amounts will be paid to the servicer from collections on the mortgage loans prior to any distributions on the certificates.

Priority of Interest Distributions

In general, on any distribution date, the interest remittance amount will be distributed as follows:

          first, concurrently, to each class of senior certificates, current interest and interest carry forward amounts, pro rata based on the interest entitlement of each such class;

          second, sequentially, in the order of their numerical class designations, to each class of subordinated certificates, current interest due; and

          third, as part of the excess cashflow.

Priority of Principal Distributions

General

The manner of allocating principal distributions among the classes of certificates will differ, as described in this free writing prospectus, depending upon the occurrence of several different events or triggers:

•	whether a distribution date occurs before or on or after the “stepdown date,” which is the later of :

(1) the distribution date in October 2009 and

(2) the first distribution date on which the ratio of (a) the aggregate class certificate balance of the subordinated certificates plus any overcollateralized amount to (b) the aggregate stated principal balance of the mortgage loans equals or exceeds the applicable percentage specified in this free writing prospectus;

•	whether cumulative losses on the mortgage loans are higher than certain levels specified in this free writing prospectus (a “cumulative loss trigger event”); and

•	whether the rate of delinquencies of the mortgage loans over any three-month period is higher than certain levels set forth in this free writing prospectus (a “delinquency trigger event”).

A “trigger event” will be in effect on any distribution date if either (i) a cumulative loss trigger event or (ii) a delinquency trigger event is in effect for that distribution date.

Effect of the Stepdown Date If a Trigger Event is Not in Effect

On any distribution date on or after the stepdown date (and so long as no trigger event is in effect), instead of allocating all amounts distributable as principal on the certificates to the classes of senior certificates until those classes are paid in full, a portion of those amounts distributable as principal will be allocated to the classes of subordinated certificates.

The amount allocated to each class of certificates on or after the stepdown date and so long as no trigger event is in effect will be based on the targeted level of overcollateralization and subordination for each class of certificates.

Priority of Principal Distributions

On any distribution date prior to the stepdown date or on which a trigger event is in effect, the principal distribution amount will be distributed in the following priority:

          (i) to the Class A-R Certificates, until its class certificate balance is reduced to zero;

          (ii) concurrently, to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata, until their respective class certificate balances are reduced to zero; and

          (iii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, until their respective class certificate balances are reduced to zero; and

          (iv) as part of the excess cashflow.

On any distribution date on or after the stepdown date and so long as a trigger event is not in effect, the principal distribution amount will be distributed in the following priority:

          (i) in an amount up to the senior principal distribution amount for that distribution date, concurrently, to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata, until their respective class certificate balances are reduced to zero;

          (ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, the subordinated class principal distribution target amount for each such class, until their respective class certificate balances are reduced to zero; and

          (iii) as part of the excess cashflow.

Cap Contract

The issuing entity will have the benefit of an interest rate cap contract for the benefit of the LIBOR certificates. On or prior to the cap contract termination date, amounts payable under the cap contract will equal the product of (i) the excess (if any) of (x) the lesser of (a) one-month LIBOR (as calculated by the cap counterparty for the interest accrual period related to that distribution date) and (b) 10.10% and (y) the strike rate, (ii) the lesser of (x) the cap agreement notional balance for that Distribution Date and (y) the aggregate class certificate balance of the LIBOR certificates immediately prior to that Distribution Date and (iii) a fraction, the numerator of which is the actual number of days in the related interest accrual period and the denominator of which is 360. Any payment received from the cap counterparty will be used to cover any unpaid realized loss amounts on the certificates, net rate carryover amounts on the LIBOR certificates and to restore and maintain overcollateralization at the required level.

Limited Recourse

The only source of funds available for interest and principal distributions on the certificates will be the assets of the issuing entity. The issuing entity will have no source of funds other than collections and recoveries of the mortgage loans through insurance or otherwise. No other entity will be required or expected to make any distributions on the certificates.

Optional Termination

The servicer may purchase all of the remaining assets of the issuing entity and retire all outstanding classes of certificates following the distribution date on which the aggregate stated principal balance of all of the mortgage loans and real estate owned by the issuing entity declines below 10% of the aggregate stated principal balance of the mortgage loans as of the cut-off date. The NIM Insurer may also have the right to purchase all of the remaining assets in the issuing entity.

Advances

The servicer will make cash advances with respect to delinquent payments of principal and interest on the mortgage loans to the extent the servicer reasonably believes that the cash advances can be repaid from future payments on the mortgage loans. These cash advances are only intended to maintain a regular flow of scheduled interest and principal distributions on the certificates and are not intended to guarantee or insure against losses.

Required Repurchases, Substitutions or Purchases of Mortgage Loans

The seller will make certain representations and warranties relating to the mortgage loans pursuant to the pooling and servicing agreement. If with respect to any mortgage loan any of the representations and warranties are breached in any material respect as of the date made, or an uncured material document defect exists, the seller will be obligated to repurchase or substitute for the mortgage loan.

The servicer is permitted to modify any mortgage loan at the request of the related mortgagor, provided that the servicer purchases the mortgage loan from the issuing entity immediately preceding the modification and that the modification is in lieu of a refinancing.

Credit Enhancement

The credit enhancement provided for the benefit of the holders of the certificates consists solely of excess cashflow, overcollateralization, subordination, and the loss allocation features.

Overcollateralization

On the closing date, the aggregate stated principal balance of the mortgage loans is expected to exceed the aggregate class certificate balance of the certificates by approximately $1,769,216, which represents approximately 0.50% of the aggregate stated principal balance of the mortgage loans as of the cut-off date. This amount is called “overcollateralization” and is approximately equal to the initial level required by the pooling and servicing agreement.

On any distribution date, the amount of overcollateralization (if any) will be available to absorb the losses from liquidated mortgage loans that would otherwise be allocated to the certificates, if those losses are not otherwise covered by excess cashflow (if any) from the mortgage loans. The required level of overcollateralization may change over time.

Excess Cashflow

The mortgage loans are expected to generate more interest than is needed to distribute interest on the certificates because the weighted average interest rate of the mortgage loans is expected to be higher than the weighted average pass-through rate on the classes of certificates, plus the weighted average expense fee rate. The “expense fee rate” is the sum of the servicing fee rate and the trustee fee rate. Any interest payments received in respect of the mortgage loans in excess of the amount that is needed to distribute interest on the certificates and the issuing entity expenses, will be used to reduce the aggregate class certificate balance of the certificates, in order to maintain or restore the required level of overcollateralization.

Application of Excess Cashflow

The amount of any excess cashflow will be applied in order to pay principal on the certificates, to pay unpaid realized loss amounts, to pay net rate carryover amounts and to make other payments as described in this free writing prospectus.

Any excess cashflow will be distributed on each distribution date in the following priority:

          first, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, any interest carry forward amount for each such class;

          second, to the classes of certificates that are entitled to receive principal on that distribution date to the extent necessary to maintain or restore the required level of overcollateralization;

          third, sequentially, to the Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, any unpaid realized loss amounts for each such class;

          fourth, concurrently, to the classes of senior certificates, pro rata based on their respective amounts of unpaid net rate carryover amounts to the extent needed to pay any unpaid net rate carryover for each such class;

          fifth, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, to pay any unpaid net rate carryover for each such class; and

          sixth, to the Class C and Class A-R Certificates, as specified in the pooling and servicing agreement.

Subordination

The issuance of senior certificates and subordinated certificates by the issuing entity is designed to increase the likelihood that senior certificateholders will receive regular distributions of interest and principal. The senior certificates will have a distribution priority over the subordinated certificates. Among the classes of subordinated certificates offered by this free writing prospectus, the Class M-1 Certificates will have the highest distribution priority.

Allocation of Losses

Subordination is designed to provide the holders of certificates with a higher distribution priority with protection against most losses realized when the remaining unpaid principal balance of a mortgage loan exceeds the amount of proceeds recovered upon the liquidation of that mortgage loan. In general, this loss protection is accomplished by allocating the realized losses on the mortgage loans (to the extent that those losses exceed any monthly excess cashflow and any overcollateralization) among the subordinated certificates, beginning with the subordinated certificates with the lowest distribution priority. After the aggregate class certificate balance of the subordinated certificates is reduced to zero, realized losses (to the extent that those losses exceed any monthly excess cashflow and any overcollateralization) will be allocated, sequentially, to the Class A-3 and Class A-2 Certificates, in that order, until their respective class certificate balances are reduced to zero. Realized losses will not be allocated to the Class A-1 Certificates.

Tax Status

For federal income tax purposes, the issuing entity (exclusive of the cap contract, the cap contract reserve fund and the carryover reserve fund) will comprise one or more real estate mortgage investment conduits in a tiered structure. The highest tier will be referred to as the Master REMIC and each underlying tier (if any) will be referred to as an underlying REMIC. Each underlying REMIC (if any) will hold mortgage loans (or uncertificated regular interests) and will issue several classes of uncertificated regular interests and a single uncertificated residual interest. The Master REMIC will hold as assets regular interests issued by underlying REMICs (or the mortgage loans if there are no underlying REMICs) and will issue the several classes of certificates, which, other than the Class A-R Certificate, will represent the regular interests in the Master REMIC. The rights of the LIBOR certificates to receive payments of net rate carryover will represent, for federal income tax purposes, separate contractual rights coupled with REMIC regular interests within the meaning of Treasury regulation § 1.860G-2(i). The Class A-R Certificate will represent ownership of both the residual interest in the Master REMIC and the residual interests in any underlying REMIC.

The cap contract, the cap contract reserve fund and the carryover reserve fund will not constitute any part of any REMIC created under the pooling and servicing agreement.

ERISA Considerations

The offered certificates (other than the Class A-R Certificates) may be purchased by a pension or other benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended or Section 4975 of the Internal Revenue Code of 1986, as amended, or by an entity investing the assets of such a benefit plan, so long as certain conditions.

Legal Investment

The senior certificates and the Class M-1, Class M-2 and Class M-3 Certificates will be mortgage related securities for purposes of the Secondary Mortgage Market Enhancement Act of 1984 as long as they are rated in one of the two highest rating categories by at least one nationally recognized statistical rating organization. The other classes of certificates will not be rated in one of the two highest rating categories by a nationally recognized statistical rating organization, and therefore, will not be mortgage related securities for purposes of that Act.

The Mortgage Pool

Mortgage Rates for the Mortgage Loans(1)

Range of Mortgage Rates (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

4.501 - 5.000	1	$392,000.00	0.11%	$392,000.00	5.000%	756	80.00%
5.001 - 5.500	1	387,960.00	0.11	387,960.00	5.500	713	65.20
5.501 - 6.000	3	656,000.00	0.19	218,666.67	5.880	759	65.06
6.001 - 6.500	53	27,326,131.67	7.72	515,587.39	6.409	740	70.91
6.501 - 7.000	218	108,806,359.06	30.74	499,111.74	6.844	731	69.14
7.001 - 7.500	290	123,976,759.43	35.02	427,506.07	7.320	711	72.42
7.501 - 8.000	228	79,582,944.63	22.48	349,048.00	7.780	697	72.47
8.001 - 8.500	33	10,378,772.72	2.93	314,508.26	8.264	697	73.72
8.501 - 9.000	7	2,487,289.45	0.70	355,327.06	8.676	679	76.91

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average Mortgage Rate of the Mortgage Loans was approximately 7.237% per annum.

Current Principal Balances for the Mortgage Loans(1)

Range of Current Mortgage Loan Principal Balances ($)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

50,000.01 - 100,000.00	7	$551,658.74	0.16%	$78,808.39	7.370%	731	71.50%
100,000.01 - 150,000.00	30	3,842,525.01	1.09	128,084.17	7.344	725	58.87
150,000.01 - 200,000.00	79	13,836,311.33	3.91	175,143.18	7.427	720	66.12
200,000.01 - 250,000.00	87	19,591,011.47	5.53	225,184.04	7.448	705	68.02
250,000.01 - 300,000.00	96	26,455,937.17	7.47	275,582.68	7.299	713	70.11
300,000.01 - 350,000.00	87	28,280,560.20	7.99	325,063.91	7.363	703	72.33
350,000.01 - 400,000.00	77	29,162,814.52	8.24	378,737.85	7.373	703	72.11
400,000.01 - 450,000.00	68	28,956,554.59	8.18	425,831.69	7.423	711	75.21
450,000.01 - 500,000.00	54	25,544,814.88	7.22	473,052.13	7.398	711	72.66
500,000.01 - 550,000.00	51	26,779,543.63	7.56	525,089.09	7.246	711	76.23
550,000.01 - 600,000.00	42	24,209,018.05	6.84	576,405.19	7.170	717	74.15
600,000.01 - 650,000.00	52	32,730,013.94	9.25	629,423.35	7.173	712	75.17
650,000.01 - 700,000.00	18	12,254,365.01	3.46	680,798.06	7.020	728	70.65
700,000.01 - 750,000.00	18	12,945,308.29	3.66	719,183.79	7.149	735	70.15
750,000.01 - 800,000.00	9	6,949,260.87	1.96	772,140.10	6.902	734	66.26
800,000.01 - 850,000.00	11	9,006,580.25	2.54	818,780.02	7.011	743	63.22
850,000.01 - 900,000.00	7	6,081,046.05	1.72	868,720.86	6.784	723	70.97
900,000.01 - 950,000.00	6	5,574,746.17	1.57	929,124.36	6.958	726	74.93
950,000.01 - 1,000,000.00	14	13,813,461.89	3.9	986,675.85	7.078	725	71.70
1,000,000.01 - 1,250,000.00	10	10,454,769.85	2.95	1,045,476.99	6.904	726	66.60
1,250,000.01 - 1,500,000.00	7	9,688,756.84	2.74	1,384,108.12	7.063	726	67.43
1,500,000.01 - 1,750,000.00	2	3,318,158.21	0.94	1,659,079.11	7.000	765	51.16
1,750,000.01 - 2,000,000.00	2	3,967,000.00	1.12	1,983,500.00	6.751	719	63.52

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the average principal balance of the Mortgage Loans was approximately $424,453.50.

Original Loan-to-Value Ratios for the Mortgage Loans(1)

Range of Original Loan-to-Value Ratios (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

0.000 – 10.000	1	$150,331.82	0.04%	$150,331.82	7.880%	649	9.38%
10.000 - 20.000	7	845,411.35	0.24	120,773.05	7.252	744	16.58
20.000 - 30.000	4	1,388,934.20	0.39	347,233.55	6.960	770	24.32
30.001 - 40.000	14	4,952,971.54	1.40	353,783.68	7.195	728	36.76
40.001 - 50.000	38	12,944,872.42	3.66	340,654.54	7.021	729	46.59
50.001 - 60.000	73	31,308,613.28	8.84	428,885.11	7.164	710	56.01
60.001 - 70.000	179	81,193,076.90	22.94	453,592.61	7.162	724	66.68
70.001 - 80.000	514	220,116,043.67	62.18	428,241.33	7.288	712	77.95
80.001 - 90.000	1	246,292.91	0.07	246,292.91	6.875	685	85.00
90.001 - 100.000	3	847,668.87	0.24	282,556.29	7.552	658	95.00

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average original Loan-to-Value Ration of the Mortgage Loans was approximately 71.36%.

Original Term To Stated Maturity for the Mortgage Loans

Original Term to Stated Maturity (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

360	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Remaining Terms to Stated Maturity for the Mortgage Loans(1)

Remaining Terms to Stated Maturity (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

301 - 360	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average remaining term to stated maturity of the Mortgage Loans was approximately 359 months.

Geographic Distribution of the Mortgaged Properties for the Mortgage Loans

Geographic Area	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

Arizona	24	$11,792,614.87	3.33%	$491,358.95	7.320%	728	66.56%
California	503	236,588,429.86	66.83	470,354.73	7.184	716	70.71
Colorado	13	4,839,418.48	1.37	372,262.96	7.366	736	74.28
Connecticut	3	973,000.00	0.27	324,333.33	7.301	725	76.37
Delaware	3	952,668.44	0.27	317,556.15	7.423	689	80.00
District of Columbia	2	1,550,316.02	0.44	775,158.01	7.785	681	65.28
Florida	44	13,826,123.09	3.91	314,230.07	7.360	724	72.10
Georgia	8	2,209,197.63	0.62	276,149.70	7.454	682	75.52
Hawaii	11	6,022,268.63	1.70	547,478.97	7.060	727	71.36
Idaho	1	604,000.00	0.17	604,000.00	6.875	760	80.00
Illinois	23	6,635,403.66	1.87	288,495.81	7.379	728	74.72
Indiana	1	1,001,020.45	0.28	1,001,020.45	6.500	792	76.92
Kansas	2	864,817.82	0.24	432,408.91	7.935	731	78.00
Maine	4	571,047.84	0.16	142,761.96	6.842	741	69.85
Maryland	25	8,594,824.96	2.43	343,793.00	7.306	713	72.51
Massachusetts	9	2,121,402.87	0.60	235,711.43	7.454	708	73.86
Michigan	3	532,407.81	0.15	177,469.27	7.419	705	78.23
Minnesota	12	2,749,838.21	0.78	229,153.18	7.213	717	74.11
Missouri	2	757,217.87	0.21	378,608.94	7.488	747	78.15
Nevada	22	6,913,535.64	1.95	314,251.62	7.461	693	74.34
New Hampshire	1	362,296.73	0.10	362,296.73	8.375	785	80.00
New Jersey	23	10,000,239.22	2.82	434,793.01	7.407	699	68.97
New York	23	10,487,247.60	2.96	455,967.29	7.398	705	71.36
North Carolina	2	345,545.41	0.10	172,772.71	7.184	759	78.27
Oregon	10	3,074,293.79	0.87	307,429.38	7.410	703	76.91
Pennsylvania	8	1,443,942.82	0.41	180,492.85	7.494	692	74.68
Rhode Island	3	809,247.74	0.23	269,749.25	7.173	699	78.46
Texas	2	157,664.79	0.04	78,832.40	6.566	731	75.00
Utah	2	325,911.06	0.09	162,955.53	7.690	671	72.35
Virginia	19	9,052,655.38	2.56	476,455.55	7.298	714	75.59
Washington	26	7,835,618.27	2.21	301,369.93	7.253	715	75.72

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Mortgagors’ FICO Scores for the Mortgage Loans(1)

Range of FICO Credit Scores	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

801 – 820	17	$4,944,038.71	1.40%	$290,825.81	6.990%	809	61.41%
781 – 800	61	27,260,444.40	7.70	446,892.53	6.963	790	66.55
761 – 780	76	34,091,931.73	9.63	448,578.05	7.054	770	72.76
741 – 760	104	47,982,475.97	13.55	461,369.96	7.039	750	71.72
721 – 740	103	45,518,378.39	12.86	441,926.00	7.213	730	72.01
701 – 720	111	51,288,961.57	14.49	462,062.72	7.235	710	72.46
681 – 700	144	61,985,527.72	17.51	430,455.05	7.380	691	70.80
661 – 680	114	43,898,586.97	12.40	385,075.32	7.418	671	73.04
641 – 660	55	18,665,376.94	5.27	339,370.49	7.428	650	71.32
621 – 640	47	17,768,850.03	5.02	378,060.64	7.523	630	71.22
601 – 620	2	589,644.53	0.17	294,822.27	7.253	620	61.04

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average FICO Credit Score of the Mortgage Loans was approximately 716.

Types of Mortgaged Properties for the Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

Single Family Residence	576	$248,869,698.25	70.30%	$432,065.45	7.250%	716	71.22%
Planned Unit Development (PUD)	149	69,065,901.17	19.51	463,529.54	7.121	715	71.96
Condominium	75	23,572,822.03	6.66	314,304.29	7.314	723	71.80
Two-to Four-Family Residence	22	8,462,334.21	2.39	384,651.56	7.536	700	70.13
Townhouse	12	4,023,461.30	1.14	335,288.44	7.439	704	70.08

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Purposes of the Mortgage Loans

Loan Purpose	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

Refinance (Cash Out)	447	$172,636,547.02	48.77%	$386,211.51	7.360%	709	68.52%
Refinance (Rate/Term)	197	97,561,633.06	27.56	495,236.72	7.153	718	72.03
Purchase	190	83,796,036.88	23.67	441,031.77	7.081	727	76.45

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Occupancy Types for the Mortgage Loans(1)

Occupancy Type	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

Primary Home	777	$337,889,146.50	95.45%	$434,863.77	7.230%	715	71.61%
Investment	42	10,570,009.67	2.99	251,666.90	7.341	735	65.15
Second Home	15	5,535,060.79	1.56	369,004.05	7.228	732	68.26

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	Based upon representations of the related mortgagors at the time of origination.

Loan Documentation Type for the Mortgage Loans

Type of Program	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

Full/Alternate	95	$31,547,020.10	8.91%	$332,073.90	7.187%	707	75.19%
FastForward	11	2,351,984.27	0.66	213,816.75	7.054	763	63.62
Stated Income	614	271,819,843.25	76.79	442,703.33	7.220	716	72.21
No Income/No Asset	114	48,275,369.34	13.64	423,468.15	7.402	718	64.48

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Loan Age for the Mortgage Loans(1)

Loan Age (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

0	360	$152,103,687.00	42.97%	$422,510.24	7.250%	710	72.11%
1 - 5	474	201,890,529.96	57.03	425,929.39	7.229	720	70.80

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average loan age of the Mortgage Loans was approximately 1 month.

Loan Programs for the Mortgage Loans

Loan Programs	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

3/1 LIBOR	91	$39,124,118.90	11.05%	$429,935.37	7.36%	716	72.63%
5/1 LIBOR	514	221,903,626.98	62.69	431,719.12	7.211	715	71.47
7/1 LIBOR	229	92,966,471.08	26.26	405,967.12	7.248	717	70.58

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Prepayment Charge Terms of the Mortgage Loans

Prepayment Charge Term (months)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

None	154	$75,073,718.55	21.21%	$487,491.68	7.290%	720	70.77%
12	199	95,165,266.72	26.88	478,217.42	7.201	720	72.47
24	61	25,606,406.74	7.23	419,777.16	7.077	720	69.73
36	420	158,148,824.95	44.68	376,544.82	7.258	711	71.24

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Gross Margins for the Mortgage Loans(1)

Range of Gross Margins (%)(ARM Only)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

2.500 - 2.999	830	$353,008,889.43	99.72%	$425,311.91	7.240%	716	71.36%
3.000 - 3.499	2	360,882.28	0.10	180,441.14	7.446	767	61.48
3.500 - 3.999	1	163,339.26	0.05	163,339.26	7.125	752	70.00
5.500 - 5.999	1	461,105.99	0.13	461,105.99	7.500	734	78.63

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average Gross Margin of the Mortgage Loans was approximately 2.755%.

Months to Next Rate Adjustment for the Mortgage Loans

Adjustment Rate (Months) (ARM Only)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

31 – 40	91	$39,124,118.90	11.05%	$429,935.37	7.360%	716	72.63%
51 – 60	456	199,196,461.98	56.27	436,834.35	7.222	716	71.31
61 – 70	58	22,707,165.00	6.41	391,502.84	7.114	710	72.86
81 - 90	229	92,966,471.08	26.26	405,967.12	7.248	717	70.58

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Maximum Mortgage Rates for the Mortgage Loans(1)

Maximum Mortgage Rate (%) (ARM Only)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

10.500 – 10.999	1	$387,960.00	0.11%	$387,960.00	5.500%	713	65.20%
11.000 – 11.499	26	12,514,379.12	3.54	481,322.27	6.272	736	69.49
11.500 – 11.999	178	88,570,022.93	25.02	497,584.40	6.750	734	69.33
12.000 – 12.499	242	108,689,272.26	30.70	449,129.22	7.185	717	71.39
12.500 – 12.999	263	99,471,291.87	28.10	378,217.84	7.583	704	72.26
13.000 – 13.499	64	23,354,803.62	6.60	364,918.81	7.751	705	74.50
13.500 – 13.999	41	14,097,817.04	3.98	343,849.20	7.789	688	73.17
14.000 – 14.499	15	5,371,136.20	1.52	358,075.75	8.193	698	71.85
14.500 – 14.999	4	1,537,533.92	0.43	384,383.48	8.613	689	78.81

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average Maximum Mortgage Rate of the Mortgage Loans was approximately 12.348%.

Payment Limit for the Mortgage Loans (1)

Discount Percentage (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

50	79	$34,741,282.12	9.81%	$439,763.06	7.320%	716	73.77%
55	459	197,400,595.09	55.76	430,066.66	7.202	715	72.16
60	255	105,313,764.08	29.75	412,995.15	7.245	719	69.99
65	39	15,882,563.89	4.49	407,245.23	7.426	712	64.47
70	2	656,011.78	0.19	328,005.89	7.500	667	91.25

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average Discount Percentage of the Mortgage Loans was approximately 56.473%.

Initial Periodic Rate Cap for the Mortgage Loans (1)

Initial Periodic Rate Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

2.000	91	$39,124,118.90	11.05%	$429,935.37	7.360%	716	72.63%
5.000	743	314,870,098.06	88.95	423,782.10	7.222	716	71.20

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

(1)	As of the Cut-off Date, the weighted average Initial Periodic Rate Cap of the Mortgage Loans was approximately 4.668%.

Subsequent Periodic Rate Cap for the Mortgage Loans(1)

Subsequent Periodic Rate Cap (%)	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

2.000	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Origination Channel for the Mortgage Loans

Origination Channel	Number of Mortgage Loans	Aggregate Principal Balance Outstanding	Percent of Aggregate Principal Balance Outstanding	Average Current Principal Balance	Weighted Average Mortgage Rate	Weighted Average FICO Credit Score	Weighted Average Original Loan-to- Value Ratio

Correspondent	202	$87,718,021.20	24.78%	$434,247.63	7.20%	720	69.71%
Consumer Direct	4	1,396,000.00	0.39	349,000.00	7.313	687	78.78
Mortgage Professional	628	264,880,195.76	74.83	421,783.75	7.249	715	71.87

Total	834	$353,994,216.96	100.00%	$424,453.50	7.240%	716	71.36%

Assignment of the Mortgage Loans

          Pursuant to the pooling and servicing agreement, on the closing date the depositor will assign without recourse to the trustee in trust for the benefit of the certificateholders all interest of the depositor in each Mortgage Loan and all interest in all other assets included in IndyMac INDX Mortgage Loan Trust 2006-FLX1. This assignment will include all scheduled payments received on or with respect to the Mortgage Loans that were due after the Cut-off Date but will not include any scheduled payments due on or before the Cut-off Date.

          In connection with the assignment of the Mortgage Loans, the depositor will deliver or cause to be delivered to the trustee the mortgage file, which contains among other things, the original mortgage note (and any modification or amendment to it) endorsed in blank without recourse, except that the depositor may deliver or cause to be delivered a lost note affidavit in lieu of any original mortgage note that has been lost, the original mortgage creating a first lien on the related mortgaged property with evidence of recording indicated thereon, an assignment in recordable form of the mortgage, the title policy with respect to the related mortgaged property and, if applicable, all recorded intervening assignments of the mortgage and any riders or modifications to the mortgage note and mortgage (except for any documents not returned from the public recording office, which will be delivered to the trustee as soon as they are available to the depositor). With respect to up to 30% of the Mortgage Loans, the depositor may deliver all or a portion of each related mortgage file to the trustee not later than five business days after the closing date. Assignments of the Mortgage Loans to the trustee (or its nominee) generally will not be recorded in a public office for real property records in California and other states where, in the opinion of counsel, recording is not required to protect the trustee’s interest in the Mortgage Loan against the claim of any subsequent transferee or any successor to or creditor of the depositor or the seller. Under certain circumstances specified in the pooling and servicing agreement, the assignments will be recorded (at the Servicer’s expense).

          The trustee will review each mortgage file within 90 days of the closing date (or promptly after the trustee’s receipt of any document permitted to be delivered after the closing date) and if any document in a mortgage file is found to be missing or defective in a material respect adverse to the interests of the certificateholders in the related Mortgage Loan and the seller does not cure the defect within 90 days of notice of the defect from the trustee (or within such longer period not to exceed 720 days after the closing date as provided in the pooling and servicing agreement in the case of missing documents not returned from the public recording office), the seller will be obligated to repurchase the related Mortgage Loan from the issuing entity. The trustee will hold the Mortgage Loan documents in trust for the benefit of the certificateholders in accordance with its customary procedures, including storing the documents in fire-resistant facilities. Rather than repurchase the Mortgage Loan as provided above, the seller may remove the Mortgage Loan (referred to as a deleted Mortgage Loan) from the issuing entity and substitute in its place another Mortgage Loan (referred to as a replacement Mortgage Loan); however, substitution is permitted only within two years of the closing date and may not be made unless an opinion of counsel is provided to the trustee to the effect that the substitution will not disqualify any REMIC or result in a prohibited transaction tax under the Code. Any replacement Mortgage Loan generally will, on the date of substitution, among other characteristics set forth in the pooling and servicing agreement,

•

have a principal balance, after deduction of all scheduled payments due in the month of substitution, not in excess of, and not more than 10% less than, the Stated Principal Balance of the deleted Mortgage Loan (the amount of any shortfall to be deposited by the seller in the Certificate Account and held for distribution to the certificateholders on the related Distribution Date (a “Substitution Adjustment Amount”)),

•	have a Mortgage Rate not lower than, and not more than 1% per annum higher than, that of the deleted Mortgage Loan,

•	have a Maximum Mortgage Rate not more than 1% per annum higher than and not lower than the Maximum Mortgage Rate of the deleted Mortgage Loan,

•	have the same negative amortization limit, payment adjustment intervals and recast intervals as that of the deleted Mortgage Loan,

•	have the same index and Payment Limit as the deleted Mortgage Loan and a Gross Margin not more than 1% per annum higher than, and not lower than that of the deleted Mortgage Loan,

•	have a Loan-to-Value Ratio not higher than that of the deleted Mortgage Loan,

•	have a remaining term to maturity not more than one year greater than nor more than one year less than that of the deleted Mortgage Loan, and

•	comply with all of the representations and warranties set forth in the pooling and servicing agreement as of the date of substitution.

          This cure, repurchase or substitution obligation constitutes the sole remedy available to certificateholders or the trustee for a material omission of, or a material defect in, a mortgage loan document.

          Notwithstanding the foregoing, in lieu of providing the duly executed assignment of the mortgage to the trustee and the original recorded assignment or assignments of the mortgage together with all interim recorded assignments of such mortgage, above, the depositor may at its discretion provide evidence that the related mortgage is held through the MERS® System. In addition, the mortgages for some or all of the Mortgage Loans in the issuing entity that are not already held through the MERS® System may, at the discretion of the Servicer, in the future be held through the MERS® System. For any mortgage held through the MERS® System, the mortgage is recorded in the name of Mortgage Electronic Registration Systems, Inc., or MERS, as nominee for the owner of the Mortgage Loan, and subsequent assignments of the mortgage were, or in the future may be, at the discretion of the Servicer, registered electronically through the MERS® System. For each of the Mortgage Loans, MERS serves as mortgagee of record on the mortgage solely as a nominee in an administrative capacity on behalf of the trustee, and does not have any interest in the Mortgage Loan.

The Seller

          IndyMac Bank will be the seller of the Mortgage Loans. The principal executive offices of the Seller are located at 888 East Walnut Street, Pasadena, California 91101-7211. IndyMac Bank is a wholly-owned subsidiary of IndyMac Intermediate Holdings, Inc., which is a wholly-owned subsidiary of IndyMac Bancorp, Inc. The business now operated by IndyMac Bank began in 1993. On July 1, 2000, this business was transferred by a predecessor company to IndyMac Bank and began operation as a federal savings bank.

Origination Process

          IndyMac Bank acquires mortgage loans principally through four channels: mortgage professionals, consumer direct, correspondent and conduit. IndyMac Bank also acquires a relatively small number of mortgage loans through other channels.

          Mortgage professionals: Mortgage brokers, mortgage bankers, financial institutions and homebuilders who have taken applications from prospective borrowers and submitted those applications to IndyMac Bank.

          Consumer direct: Mortgage loans initiated through direct contact with the borrower. This contact may arise from internet advertising and IndyMac Bank website traffic, affinity relationships, company referral programs, realtors and through its Southern California retail banking branches.

          Correspondent: Mortgage brokers, mortgage bankers, financial institutions and homebuilders who sell previously funded mortgage loans to IndyMac Bank.

          Conduit: IndyMac Bank acquires pools of mortgage loans in negotiated transactions either with the original mortgagee or an intermediate owner of the mortgage loans.

          IndyMac Bank approves each mortgage loan seller prior to the initial transaction on the basis of the seller’s financial and management strength, reputation and prior experience. Sellers are periodically reviewed and if their performance, as measured by compliance with the applicable loan sale agreement, is unsatisfactory, IndyMac Bank will cease doing business with them.

Underwriting Process

          Mortgage loans that are acquired by IndyMac Bank are underwritten by IndyMac Bank according to IndyMac Bank’s underwriting guidelines, which also accept mortgage loans meeting Fannie Mae or Freddie Mac guidelines regardless of whether such mortgage loans would otherwise meet IndyMac Bank’s guidelines, or pursuant to an exception to those guidelines based on IndyMac Bank’s procedures for approving such exceptions. Conventional mortgage loans are loans that are not insured by the FHA or partially guaranteed by the VA. Conforming mortgage loans are loans that qualify for sale to Fannie Mae and Freddie Mac, whereas non-conforming mortgage loans are loans that do not so qualify. Non-conforming mortgage loans originated or purchased by IndyMac Bank pursuant to its underwriting programs typically differ from conforming loans primarily with respect to loan-to-value ratios, borrower income, required documentation, interest rates, borrower occupancy of the mortgaged property and/or property types. To the extent that these programs reflect underwriting standards different from those of Fannie Mae and Freddie Mac, the performance of loans made pursuant to these different underwriting standards may reflect higher delinquency rates and/or credit losses.

          IndyMac Bank has two principal underwriting methods designed to be responsive to the needs of its mortgage loan customers: traditional underwriting and e-MITS (Electronic Mortgage Information and Transaction System) underwriting. E-MITS is an automated, internet-based underwriting and risk-based pricing system. IndyMac Bank believes that e-MITS generally enables it to estimate expected credit loss, interest rate risk and prepayment risk more objectively than traditional underwriting and also provides consistent underwriting decisions. IndyMac Bank has procedures to override an e-MITS decision to allow for compensating factors.

          IndyMac Bank’s underwriting criteria for traditionally underwritten mortgage loans includes an analysis of the borrower’s credit history, ability to repay the mortgage loan and the adequacy of the mortgaged property as collateral. Traditional underwriting decisions are made by individuals authorized to consider compensating factors that would allow mortgage loans not otherwise meeting IndyMac Bank’s guidelines.

          In determining a borrower’s FICO Credit Score, IndyMac Bank generally selects the middle credit score of the scores provided by each of the three major U.S. credit repositories (Equifax, TransUnion and Experian) for each borrower, and then selects the lowest of these scores. In some instances, IndyMac Bank selects the middle score of the borrower with the largest amount of qualifying income among all of the borrowers on the mortgage loan. A FICO Credit Score might not be available for a borrower due to insufficient credit information on file with the credit repositories. In these situations, IndyMac Bank will establish a borrower’s credit history through documentation of alternative sources of credit such as utility payments, auto insurance payments and rent payments. In addition to the FICO Credit Score, other information regarding a borrower’s credit quality is considered in the loan approval process, such as the number and degree of any late mortgage or rent payments within the preceding 12-month period, the age of any foreclosure action against any property owned by the borrower, the age of any bankruptcy action, the number of seasoned tradelines reflected on the credit report and any outstanding judgments, liens, charge-offs or collections.

          For each mortgage loan with a Loan-to-Value Ratio at origination exceeding 80%, IndyMac Bank will usually require a primary mortgage guarantee insurance policy that conforms to the guidelines of Fannie Mae and Freddie Mac. After the date on which the Loan-to-Value Ratio of a mortgage loan is 80% or less, either because of principal payments on the mortgage loan or because of a new appraisal of the mortgaged property, no primary mortgage guaranty insurance policy will be required on that mortgage loan.

          All of the insurers that have issued primary mortgage guaranty insurance policies with respect to the mortgage loans meet Fannie Mae’s or Freddie Mac’s standards or are acceptable to the Rating Agencies. In some circumstances, however, IndyMac Bank does not require primary mortgage guaranty insurance on mortgage loans with Loan-to-Value Ratios greater than 80%.

          IndyMac Bank purchases loans that have been originated under one of seven documentation programs: Full/Alternate, FastForward, Limited, Stated Income, No Ratio, No Income/No Asset and No Doc. In general, documentation types that provide for less than full documentation of employment, income and liquid assets require higher credit quality and have lower loan-to-value ratios and loan amount limits.

          Under the Full/Alternate Documentation Program, the prospective borrower’s employment, income and assets are verified through written documentation such as tax returns, pay stubs or W-2 forms. Generally, a two-year history of employment or continuous source of income is required to demonstrate adequacy and continuance of income. Borrowers applying under the Full/Alternate Documentation Program may, based on certain loan characteristics and higher credit quality, qualify for IndyMac Bank’s FastForward program and be entitled to income and asset documentation relief. Borrowers who qualify for FastForward must state their income, provide a signed Internal Revenue Service Form 4506 (authorizing IndyMac Bank to obtain copies of their tax returns), and state their assets. IndyMac Bank does not require any verification of income or assets under this program.

          The Limited Documentation Program is similar to the Full/Alternate Documentation Program except that borrowers generally must document income and employment for one year (rather than two, as required by the Full/Alternate Documentation Program). Borrowers under the Limited Documentation Program may use bank statements to verify their income and employment. If applicable, written verification of a borrower’s assets is required under this program.

          The Stated Income Documentation Program requires prospective borrowers to provide information regarding their assets and income. Information regarding a borrower’s assets, if applicable, is verified through written communications. Information regarding income is not verified and employment verification may not be written.

          The No Ratio Program requires prospective borrowers to provide information regarding their assets, which is then verified through written communications. The No Ratio Program does not require prospective borrowers to provide information regarding their income, but verification of employment may not be written.

          Under the No Income/No Asset Documentation Program and the No Doc Documentation Program, emphasis is placed on the credit score of the prospective borrower and on the value and adequacy of the mortgaged property as collateral, rather than on the income and the assets of the prospective borrower. Prospective borrowers are not required to provide information regarding their assets or income under either program, although under the No Income/No Asset Documentation Program, employment is orally verified.

          IndyMac Bank generally will re-verify income, assets, and employment for mortgage loans it acquires through the wholesale channel, but not for mortgage loans acquired through other channels.

          Maximum loan-to-value and combined loan-to-value ratios and loan amounts are established according to the occupancy type, loan purpose, property type, FICO Credit Score, number of previous late mortgage payments, and the age of any bankruptcy or foreclosure actions. Additionally, maximum total monthly debt payments-to-income ratios and cash-out limits may be applied. Other factors may be considered in determining loan eligibility such as a borrower’s residency and immigration status, whether a non-occupying borrower will be included for qualification purposes, sales or financing concessions included in any purchase contract, the acquisition cost of the property in the case of a refinance transaction, the number of properties owned by the borrower, the type and amount of any subordinate mortgage, the amount of any increase in the borrower’s monthly mortgage payment compared to previous mortgage or rent payments and the amount of disposable monthly income after payment of all monthly expenses.

          To determine the adequacy of the property to be used as collateral, an appraisal is generally made of the subject property in accordance with the Uniform Standards of Profession Appraisal Practice. The appraiser generally inspects the property, analyzes data including the sales prices of comparable properties and issues an opinion of value using a Fannie Mae/Freddie Mac appraisal report form, or other acceptable form. In some cases, an automated valuation model (AVM) may be used in lieu of an appraisal. AVMs are computer programs that use real estate information, such as demographics, property characteristics, sales prices, and price trends to calculate a value for the specific property. The value of the property, as indicated by the appraisal or AVM, must support the loan amount.

          Underwriting procedures vary by channel of origination. Generally, mortgage loans originated through the mortgage professional channel will be submitted to e-MITS for assessment and subjected to a full credit review and analysis. Mortgage loans that do not meet IndyMac Bank’s guidelines may be manually re-underwritten and approved under an exception to those underwriting guidelines. Mortgage loans originated through the consumer direct channel are subjected to essentially the same procedures, modified as necessary to reflect the fact that no third-party contributes to the preparation of the credit file.

          IndyMac Bank currently operates two mortgage loan purchase programs as part of its correspondent channel:

          1. Prior Approval Program. Under this program, IndyMac Bank performs a full credit review and analysis of each mortgage loan generally with the same procedures used for mortgage loans originated through the mortgage professionals channel. Only after IndyMac Bank issues an approval notice to a loan originator is a mortgage loan eligible for purchase pursuant to this program.

          2. Preferred Delegated Underwriting Program. Under this program, loan originators that meet certain eligibility requirements are allowed to tender mortgage loans for purchase without the need for IndyMac Bank to verify mortgagor information. The eligibility requirements for participation in the Preferred Delegated Underwriting Program vary based on the net worth of the loan originators with more stringent requirements imposed on loan originators with a lower net worth. Loan originators are required to submit a variety of information to IndyMac Bank for review, including their current audited financial statements, their quality control policies and procedures, their current errors and omissions/fidelity insurance coverage evidencing blanket coverage in a minimum amount of $300,000, at least three underwriters’ resumes showing at least three years experience or a direct endorsement designation, and at least two references from mortgage insurance companies. Loan originators are required to have an active, traditional warehouse line of credit, which is verified together with the bailee letter and wire instructions. IndyMac Bank requires each loan originator to be recertified on an annual basis to ensure that it continues to meet the minimum eligibility guidelines for the Preferred Delegated Underwriting Program.

          Under the Preferred Delegated Underwriting Program, each eligible loan originator is required to underwrite mortgage loans in compliance with IndyMac Bank’s underwriting guidelines usually by use of e-MITS or, infrequently, by submission of the mortgage loan to IndyMac Bank for traditional underwriting. A greater percentage of mortgage loans purchased pursuant to this program are selected for post-purchase quality control review than for the other program.

          Mortgage loans originated through the conduit channel were generally initially underwritten by the seller to the seller’s underwriting guidelines. IndyMac Bank reviews each seller’s guidelines for acceptability, and these guidelines generally meet industry standards and incorporate many of the same factors used by Fannie Mae, Freddie Mac and IndyMac Bank. Each mortgage loan is re-underwritten by IndyMac Bank for compliance with its guidelines based only on the objective characteristics of the mortgage loan, such as FICO, documentation type, loan-to-value ratio, etc., but without reassessing the underwriting procedures originally used. In addition, a portion of the mortgage loans acquired from a seller are subjected to a full re-underwriting.

          Exceptions to underwriting standards are permitted in situations in which compensating factors exist. Examples of these factors are significant financial reserves, a low loan-to-value ratio, significant decrease in the borrower’s monthly payment and long-term employment with the same employer.

Representations by Seller; Repurchases, etc.

          The seller represents that immediately before the assignment of the Mortgage Loans to the depositor, it will have good title to, and will be the sole owner of, each Mortgage Loan free and clear of any pledge, lien, encumbrance or security interest and will have full right and authority, subject to no interest or participation of, or agreement with, any other party, to sell and assign the Mortgage Loans pursuant to the pooling and servicing agreement.

          In the event of a breach of any representation or warranty in respect of a Mortgage Loan that materially and adversely affects the interests of the certificateholders, the seller will be obligated, in accordance with the pooling and servicing agreement, to cure that breach, to repurchase the Mortgage Loan at the purchase price or to substitute a qualified mortgage loan for the Mortgage Loan.

Servicing of Mortgage Loans

The Servicer

          IndyMac Bank will act as servicer under the pooling and servicing agreement (in such capacity, the “Servicer”). The principal executive offices of the Servicer are located at 888 East Walnut Street, Pasadena, California 91101-7211. IndyMac Bank has been servicing mortgage loans since 1993 and servicing mortgage loans directly (servicing without the use of a subservicer) since 1998. It is expected that on the closing date the Servicer will be the only entity servicing the Mortgage Loans. As of the date of this free writing prospectus, IndyMac Bank is rated (x) by Fitch, “RPS2+” as a servicer of alt/A, prime and subprime mortgage loans, (y) by Moody’s, “SQ2” as a primary servicer of prime and subprime first lien mortgage loans and “SQ3” as a special servicer and (z) by S&P, “above average/stable” as a primary servicer and “average/stable” as a master servicer and special servicer.

          The Servicer will be responsible for servicing the Mortgage Loans in accordance with the terms set forth in the pooling and servicing agreement employing the same degree of skill and care that it employs in servicing other mortgage loans comparable to the Mortgage Loans serviced by the Servicer for itself or others. The Servicer has agreed to represent and protect the interest of the trustee in the Mortgage Loans in the same manner as it currently protects its own interest in mortgage loans in its own portfolio in any claim, proceeding or litigation regarding a Mortgage Loan.

          If any servicing transfer were to be occur, there may be an increase in delinquencies and defaults due to misapplied or lost payments, data input errors, system incompatibilities or otherwise. Although any increase in delinquencies is expected to be temporary, there can be no assurance as to the duration or severity of any disruption in servicing the applicable Mortgage Loans as a result of any servicing transfer. See also “Risk Factors—Bankruptcy or Insolvency May Affect the Timing and Amount of Distributions on the Certificates” in the prospectus.

Servicing Compensation and Payment of Expenses

          The expense fees are payable out of the interest payments on each Mortgage Loan. As of the Cut-off Date, the weighted average rate at which the expense fees accrue (referred to as the “expense fee rate”) is equal to approximately 0.3835% per annum. The expense fees consist of (a) the servicing fee and (b) fees payable to the trustee in respect of its activities as trustee under the pooling and servicing agreement in an amount of 0.0085% per annum of the Stated Principal Balance of each Mortgage Loan. The servicing fee rate will be 0.3750% per annum. The Servicer is obligated to pay certain ongoing expenses associated with the issuing entity and incurred by the Servicer in connection with its responsibilities under the pooling and servicing agreement and those amounts will be paid by the Servicer out of its fee. The amount of the Servicer’s servicing compensation is subject to adjustment with respect to prepaid mortgage loans, as described in this free writing prospectus under “—Adjustment to Servicing Compensation in Connection with Certain Prepaid Mortgage Loans.” The Servicer will also be entitled to receive late payment fees, assumption fees and other similar charges (excluding prepayment charges). The Servicer will be entitled to receive all reinvestment income earned on amounts on deposit in the collection account, the Certificate Account and the Distribution Account and Excess Proceeds with respect to the Mortgage Loans as described in this free writing prospectus under “Description of the Certificates—Fees and Expenses.”

          The “adjusted net mortgage rate” of a Mortgage Loan is the Mortgage Loan’s Mortgage Rate minus the expense fee rate.

Adjustment to Servicing Compensation in Connection with Certain Prepaid Mortgage Loans

          When a borrower prepays a Mortgage Loan between Due Dates, the borrower is required to pay interest on the amount prepaid only to the date of prepayment and not thereafter. Similarly, if the Servicer purchases a

Mortgage Loan as described in this free writing prospectus under “—Certain Modifications and Refinancings,” the issuing entity is entitled to the interest paid by the borrower only to the date of purchase. Except with respect to the month of the Cut-off Date, principal prepayments by borrowers received by the Servicer from the first day through the fifteenth day of a calendar month will be distributed to certificateholders on the Distribution Date in the same month in which the prepayments on such Mortgage Loans are received and, accordingly, no shortfall in the amount of interest to be distributed to certificateholders with respect to the prepaid Mortgage Loans will result. Conversely, principal prepayments on such Mortgage Loans received by the Servicer from the sixteenth day (or, in the case of the first Distribution Date, from the Cut-off Date) through the last day of a calendar month will be distributed to certificateholders on the Distribution Date in the month following the month of receipt and, accordingly, a shortfall in the amount of interest to be distributed to certificateholders with respect to such prepaid Mortgage Loans would result. To offset any interest shortfall to certificateholders as a result of any prepayments, the Servicer will be required to reduce its servicing compensation, but the reduction for any Distribution Date will be limited to an amount (the “Compensating Interest”) equal to the product of

•	0.1250% multiplied by

•	one-twelfth multiplied by

•	the aggregate Stated Principal Balance of the Mortgage Loans as of the first day of the prior month.

If shortfalls in interest as a result of prepayments in any month exceed the Compensating Interest for such month, the amount of interest to be distributed to certificateholders will be reduced by the amount of the excess and no amounts will be due or paid with respect to such reduction on future Distribution Dates.

Advances

          Except as described below, the Servicer will be required to advance prior to each Distribution Date from its own funds or funds in the Certificate Account that are not required to be distributed on that Distribution Date, an amount (referred to as an “advance”) equal to

•

all of the payments of principal and interest on the Mortgage Loans due but delinquent as of the “Determination Date” (which will be the 18th of the month or, if the 18th is not a business day, the next business day after the 18th day of the month)

minus

• the servicing fee for those Mortgage Loans for the period

plus

•

an amount equivalent to interest (net of the servicing fee) on each Mortgage Loan as to which the mortgaged property has been acquired by the issuing entity (through foreclosure or deed-in-lieu of foreclosure).

          Advances are intended to maintain a regular flow of scheduled interest and principal distributions on the certificates rather than to guarantee or insure against losses. The Servicer is obligated to make advances with respect to delinquent payments of principal of or interest on each Mortgage Loan only to the extent that advances made on that Mortgage Loan are, in its reasonable judgment, recoverable from future payments and collections or insurance payments or proceeds of liquidation of the related Mortgage Loan. If the Servicer determines on any Determination Date to make an advance, that advance will be included with the distribution to certificateholders on the related Distribution Date. Any failure by the Servicer to make a deposit in the Certificate Account as required under the pooling and servicing agreement, including any failure to make an advance, will constitute an event of default under the pooling and servicing agreement if such failure remains unremedied for five days after written notice of such failure. If the Servicer is terminated as a result of the occurrence of an event of default, the trustee or the successor servicer will be obligated to make any required advance, in accordance with the terms of the pooling and servicing agreement. An advance will be reimbursed from the payments on the Mortgage Loan with respect to which the advance was made. However, if an advance is determined to be nonrecoverable and the Servicer delivers an officer’s certificate to the trustee indicating that the advance is nonrecoverable, the Servicer will be entitled to withdraw from the Certificate Account an amount equal to the nonrecoverable advance. Reimbursement for advances and nonrecoverable advances will be made prior to distributions on the certificates.

Certain Modifications and Refinancings

          The servicer may modify any Mortgage Loan at the request of the related mortgagor, provided that the servicer purchases the Mortgage Loan from the issuing entity immediately preceding the modification. Modification of a Mortgage Loan may be made in lieu of refinancing to change the interest rate on the related Mortgage Loan or to alter any other characteristics of the Mortgage Loans as, for example, to change the terms relating to the adjustment of the mortgage interest rate. The servicer attempts to identify mortgagors who are likely to refinance their Mortgage Loans (and therefore cause a prepayment in full) and inform them of the availability of the option of modification in lieu of refinancing. Mortgagors who are informed of this option are more likely to request a modification than mortgagors who are not so informed. Any purchase of a Mortgage Loan subject to a modification will be for a price equal to 100% of the Stated Principal Balance of that Mortgage Loan, plus accrued and unpaid interest on the Mortgage Loan up to the first day of the month in which the proceeds are to be distributed at the applicable net mortgage rate, net of any unreimbursed advances of principal and interest on the Mortgage Loan made by the servicer. The servicer will deposit the purchase price in the Certificate Account within one business day of the purchase of that Mortgage Loan. The purchase price will be treated by the servicer as a prepayment in full of the related Mortgage Loan, and will be distributed by the trustee in accordance with the pooling and servicing agreement. Purchases of Mortgage Loans may occur when prevailing interest rates are below the interest rates on the Mortgage Loans and mortgagors request modifications as an alternative to refinancings. The servicer will indemnify the issuing entity against liability for any prohibited transactions taxes and any interest, additions or penalties imposed on any REMIC as a result of any modification or purchase.

Prepayment Charges

          A portion of the Mortgage Loans provide for the payment of a prepayment charge if the related mortgagor prepays such Mortgage Loan during a period ranging from one year to five years after origination. The prepayment charges that are imposed on the Mortgage Loans are hard prepayment charges, which require the payment of a prepayment charge in connection with any prepayment, regardless of the reason for that prepayment. Any prepayment charges paid on the Mortgage Loans will not be distributed to any of the offered certificates, but will be distributed to the Class P Certificates.

Default Management Services

          In connection with the servicing of defaulted Mortgage Loans, the Servicer may perform certain default management and other similar services (including, but not limited to, appraisal services) and may act as a broker in the sale of mortgaged properties related to those Mortgage Loans. The Servicer will be entitled to reasonable compensation for providing those services, in addition to the servicing compensation described in this free writing prospectus.

The Sponsor

          The sponsor is IndyMac Bank. The sponsor is the same entity as the seller and the Servicer of the Mortgage Loans, and is the parent company of the depositor. The sponsor has been the sponsor of securitizations backed by residential mortgage loans since 1993. The following table describes the approximate volume of mortgage loan securitizations sponsored by IndyMac Bank since 2002.

Year	Approximate Volume

2002	$6.25 billion
2003	$5.78 billion
2004	$16.03 billion
2005	$31.37 billion

          As the sponsor, IndyMac Bank originates and acquires mortgage loans and initiates their securitization by transferring the mortgage loans to the depositor. The mortgage loans are then transferred to the issuing entity for the related securitization. The sponsor works with underwriters and rating agencies in structuring its securitization transactions.

Static Pool Data

          Certain static pool data and delinquency, cumulative loss and prepayment data for IndyMac Bank is available on the internet at http://regab.indymacbank.com/. Each of these securitizations is unique, and the characteristics of each securitized mortgage pool varies from each other as well as from the Mortgage Loans to be included in the issuing entity that will issue the certificates offered by this free writing prospectus. In addition, the performance information relating to the prior securitizations described above may have been influenced by factors beyond the sponsor’s control, such as housing prices and market interest rates. Therefore, the performance of these prior securitizations is likely to not be indicative of the future performance of the Mortgage Loans.

          This static pool data is not deemed part of the prospectus or the registration statement of which the prospectus is a part to the extent that the static pool data relates to:

•	prior securitized pools of IndyMac Bank, F.S.B. that do not include the Mortgage Loans and that were established before January 1, 2006; or

•	in the case of information regarding the Mortgage Loans, information about the Mortgage Loans for periods before January 1, 2006.

The Depositor

          The depositor is IndyMac MBS, Inc., a Delaware corporation that is a limited purpose finance subsidiary of IndyMac Bank, F.S.B. Its address is 155 North Lake Avenue, Pasadena, California 91101, and its telephone number is (800) 669-2300. The depositor will not have any business operations other than securitizing mortgage assets and related activities.

The Issuing Entity

          In connection with the issuance of the certificates, the depositor will form the IndyMac INDX Mortgage Loan Trust 2006-FLX1, a common law trust created under the laws of the State of New York pursuant to the pooling and servicing agreement. The trustee serves as trustee of the issuing entity and acts on behalf of the issuing entity as the issuing entity does not have any directors, officers or employees. The fiscal year end of the issuing entity is December 31.

          The issuing entity’s activities are limited to the transactions and activities entered into in connection with the securitization described in this free writing prospectus, and except for those activities, the issuing entity is not authorized and has no power to borrow money or issue debt, merge with another entity, reorganize, liquidate or sell assets or engage in any business or activities. Consequently, the issuing entity is not permitted to hold any assets, or incur any liabilities, other than those described in this free writing prospectus. Because the issuing entity is created pursuant to the pooling and servicing agreement, the issuing entity and its permissible activities can only be amended or modified by amending the pooling and servicing agreement.

          Because the issuing entity is a common law trust, it may not be eligible for relief under the federal bankruptcy laws, unless it can be characterized as a “business trust” for purposes of the federal bankruptcy laws. Bankruptcy courts look at various considerations in making this determination, so it is not possible to predict with any certainty whether the issuing entity would be characterized as a “business trust.”

The Trustee

          Deutsche Bank National Trust Company (“DBNTC” or the “trustee”) will act as trustee, calculation agent and custodian. DBNTC is a national banking association which has an office in Santa Ana, California. DBNTC has previously been appointed to the role of trustee for numerous mortgage-backed transactions since 1991. As custodian, DBNTC will maintain the mortgage files in secure, fire-resistant facilities. DBNTC will not physically segregate the mortgage files in DBNTC’s custody and the mortgage files will be kept in shared facilities. DBNTC’s proprietary document tracking system will show the location within DBNTC’s facilities of each mortgage file held by the trustee on behalf of the trust. DBNTC has no legal proceeding that would materially affect its ability to perform its duties as trustee, calculation agent or custodian. DBNTC may perform certain of its obligations through one or more third party vendors. However, DBNTC will remain liable for the duties and obligations required of it under the pooling and servicing agreement. The depositor and the servicer may maintain other banking relationships in the ordinary course of business with DBNTC. The trustee is an affiliate of Deutsche Bank Securities Inc. (the underwriter).

          Offered certificates may be surrendered at the offices designated by the trustee from time to time for such purposes, which as of the closing date is of the trustee located at DB Services Tennessee, 648 Grassmere Park Rd., Nashville, TN 37211-3658, Attention: Transfer Unit, or at any other address the trustee designates from time to time. Correspondence may be directed to the trustee at its corporate trust office located at 1761 East St. Andrew Place, Santa Ana, California 92705, Attention: Trust Administration IN06F1. Certificateholders may access monthly statements from the trustee’s website (https://www.tss.db.com/invr). Certificateholders may obtain assistance in operating the trustee’s website by calling the trustee’s investor relations desk at (800) 735-7777.

          In addition to the duties described elsewhere in this free writing prospectus and the prospectus, the trustee will perform many services on behalf of the issuing entity pursuant to the pooling and servicing agreement. The trustee will be responsible for (x) calculating and paying principal and interest distributions to each certificateholder, (y) preparing and filing all income tax returns and (z) the preparation of monthly statements to certificateholders.

          The trustee will be liable for its own negligent action, its own negligent failure to act or its own willful misconduct. However, the trustee will not be liable, individually or as trustee,

•	for an error of judgment made in good faith by a responsible officer of the trustee, unless it is finally proven that the trustee was negligent in ascertaining the pertinent facts,

•

with respect to any action taken, suffered or omitted to be taken by it in good faith in accordance with the direction of holders of certificates evidencing not less than 25% of the Voting Rights of the certificates relating to the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred upon the trustee under the pooling and servicing agreement,

•

for any action taken, suffered or omitted by it in good faith and believed by it to be authorized or within the discretion or rights or powers conferred upon it by the pooling and servicing agreement, or

•	for any loss on any investment of funds pursuant to the pooling and servicing agreement (other than as issuer of the investment security).

          The trustee may request and rely upon and shall be protected in acting or refraining from acting upon any resolution, officer’s certificate, certificate of auditors or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, appraisal, bond or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties.

          The trustee and any successor trustee will, at all times, be a corporation or association organized and doing business under the laws of a state or the United States of America, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000, subject to supervision or examination by federal or state authority and with a credit rating that would not cause any of the Rating Agencies to reduce their respective ratings of any class of certificates below the ratings issued on the closing date (or having provided security from time to time as is sufficient to avoid the reduction). If the trustee no longer meets the foregoing requirements, the trustee has agreed to resign immediately.

          The trustee may at any time resign by giving written notice of resignation to the depositor, the Servicer and each Rating Agency not less than 60 days before the specified resignation date. The resignation will not be effective until a successor trustee has been appointed. If a successor trustee has not been appointed within 30 days after the trustee gives notice of resignation, the resigning trustee may petition any court of competent jurisdiction for the appointment of a successor trustee.

          The depositor or the Servicer may remove the trustee and appoint a successor trustee if:

•	the trustee ceases to meet the eligibility requirements described above and fails to resign after written request to do so is delivered to the trustee by the depositor,

•

the trustee becomes incapable of acting, or is adjudged as bankrupt or insolvent, or a receiver of the trustee or of its property is appointed, or any public officer takes charge or control of the trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation,

•

a tax is imposed with respect to the issuing entity by any state in which the trustee or the issuing entity is located and the imposition of the tax would be avoided by the appointment of a different trustee, or

•

during the period in which the depositor is required to file reports under the Securities Exchange Act of 1934, as amended, the trustee fails to comply with its related obligations, as described in the pooling and servicing agreement.

          In addition, the holders of certificates evidencing at least 51% of the Voting Rights may at any time remove the trustee and appoint a successor trustee. Notice of any removal of the trustee shall be given to each Rating Agency by the successor trustee. The party initiating the removal of a trustee will bear any expense associated with the removal of the appointment of a new trustee.

          Any resignation or removal of the trustee and appointment of a successor trustee pursuant to any of the provisions described above will become effective upon acceptance of appointment by the successor trustee.

          A successor trustee will not be appointed unless the successor trustee meets the eligibility requirements described above and its appointment does not adversely affect the then-current ratings of the certificates.

THE CAP COUNTERPARTY

          Swiss Re Financial Products Corporation (the “Cap Counterparty”) is a Delaware corporation incorporated on May 23, 1995. In the course of conducting its business, the Cap Counterparty trades in over-the-counter derivative products and structures and advises on a variety of financial transactions that transfer insurance, market or credit risk to or from capital markets. The Cap Counterparty’s headquarters are located at 55 East 52nd Street, New

York, New York 10055. The Cap Counterparty currently has a long-term counterparty credit rating of “AA-” and a short-term debt rating of “A-1+” from Standard & Poor’s.

          The Cap Counterparty is an indirect, wholly owned subsidiary of Swiss Reinsurance Company (“Swiss Re”), a Swiss corporation. The obligations of the Cap Counterparty under the cap contract are fully and unconditionally guaranteed under a guaranty by Swiss Re. Swiss Re was founded in Zurich, Switzerland, in 1863 and since then has become one of the world’s leading reinsurers. Swiss Re and its reinsurance subsidiaries have over 70 offices in more than 30 countries. Swiss Re’s headquarters are located at Mythenquai 50/60, CH-8022, Zurich, Switzerland. On June 12, 2006, Swiss Re announced that it completed its acquisition of GE Insurance Solutions (excluding its US life and health business) from General Electric.

          Swiss Re currently has (i) from Standard & Poor’s: long-term counterparty credit, financial strength and senior unsecured debt ratings of “AA-” and a short-term counterparty credit rating of “A-1+,” (ii) from Moody’s: insurance financial strength and senior debt ratings of “Aa2” (negative outlook), and a short-term rating of “P-1” and (iii) from Fitch: insurer financial strength rating (Fitch initiated) and long-term issuer rating (Fitch initiated) of “AA-”.

          Various regulatory authorities, including the U.S. Securities and Exchange Commission and State Attorneys General in the United States, including the New York State Attorney General’s office, State Insurance Departments in the United States and the U.K. Financial Services Authority, as well as law enforcement agencies, are conducting investigations on various aspects of the insurance industry, including the use of non-traditional, or loss mitigation insurance, products. Swiss Re is among the companies that have received subpoenas to produce documents relating to “non-traditional” products as part of these investigations. Swiss Re has announced that it is cooperating fully with all requests for documents addressed to Swiss Re. It is unclear at this point what the ultimate scope of the investigations will be, in terms of the products, parties or practices under review, particularly given the potentially broad range of products that could be characterized as “non-traditional.” It is therefore also unclear what the direct or indirect consequences of such investigations will be, and Swiss Re is not currently in a position to give any assurances as to the consequences for it or the insurance and reinsurance industries of the foregoing investigations or related developments. Any of the foregoing could adversely affect its business, results of operations and financial condition.

          The information contained in the preceding four paragraphs has been provided by the Cap Counterparty and Swiss Re for use in this free writing prospectus. Neither the Cap Counterparty nor Swiss Re undertakes any obligation to update such information. The Cap Counterparty and Swiss Re have not been involved in the preparation of, and do not accept responsibility for, this free writing prospectus or the prospectus.

          Based upon a reasonable good faith estimate of maximum probable exposure, the significance percentage of the cap contract is less than 10%.

          The “significance percentage” for the cap contract is the percentage that the significance estimate of the cap contract represents of the aggregate Class Certificate Balance of the LIBOR Certificates. The “significance estimate” of the cap contract is determined based on a reasonable good-faith estimate of the maximum probable exposure of the cap contract made in substantially the same manner as that used in IndyMac Bank’s internal risk management process in respect of similar instruments.

Description of the Certificates

General

          The certificates will be issued pursuant to the pooling and servicing agreement. The following sections of this free writing prospectus are summaries of the material terms of the certificates and the pooling and servicing agreement pursuant to which the certificates will be issued. They do not purport to be complete, however, and are subject to, and are qualified in their entirety by reference to, the provisions of the pooling and servicing agreement. When particular provisions or terms used in the pooling and servicing agreement are referred to, the actual provisions (including definitions of terms) are incorporated by reference. We will file a final copy of the pooling and servicing agreement after the issuing entity issues the certificates. The certificates represent undivided beneficial ownership interests in the issuing entity only and do not represent an interest in or obligation of IndyMac MBS, Inc., IndyMac Bank, F.S.B. or any of their affiliates.

          The Mortgage Pass-Through Certificates, Series 2006-FLX1 will consist of the Class A-1, Class A-2, Class A-3, Class A-R, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class P and Class C Certificates. Only the classes of certificates listed on the cover page are offered by this free writing prospectus. The Class P and Class C Certificates (all of which are together referred to as the “private certificates”) are not offered by this free writing prospectus.

          When describing the offered certificates in this free writing prospectus, we use the following terms:

Designation	Classes of Certificates

Senior Certificates	Class A-1, Class A-2, Class A-3 and Class A-R Certificates

Subordinated Certificates	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates

LIBOR Certificates	Senior Certificates (other than the Class A-R Certificates) and the Subordinated Certificates

Offered Certificates	LIBOR Certificates and Class A-R Certificates

The certificates are generally referred to as the following types:

Class	Type

Class A-1 Certificates:	Senior/Super Senior/ Floating Pass-Through Rate

Class A-2 Certificates:	Senior/ Support/Floating Pass-Through Rate

Class A-3 Certificates:	Senior/ Support/Floating Pass-Through Rate

Class A-R Certificates:	REMIC Residual

Subordinated Certificates:	Subordinate/ Floating Pass-Through Rate

Class P Certificates:	Prepayment Charges

Class C Certificates:	Residual

          The Class C and Class P Certificates are not offered by this free writing prospectus. The private certificates will not bear interest. The Class P Certificates will be entitled to all prepayment charges received in respect of the Mortgage Loans and such amounts will not be available for distribution to the holders of the offered certificates and the other private certificates. Any information presented in this free writing prospectus with respect to the private certificates is provided only to permit a better understanding of the offered certificates. The initial Class Certificate Balances are set forth in the first table under “Summary—Description of the Certificates” in this free writing prospectus.

Calculation of Class Certificate Balance

          The “Class Certificate Balance” of any class of certificates as of any Distribution Date is the initial Class Certificate Balance of that class reduced by the sum of

•	all amounts previously distributed to holders of certificates of that class as distributions of principal,

•	with respect to each class of certificates (other than the Class A-1 Certificates), the amount of Applied Realized Loss Amounts allocated to that class, and and, increased by

•	the amount of Net Deferred Interest allocated to that class of certificates;

provided, however, to the extent Applied Realized Loss Amounts have been allocated to the Class Certificate Balance of any class of certificates, its Class Certificate Balance will be increased on each Distribution Date sequentially by class in the order of distribution priority by the amount of Subsequent Recoveries (if any) on the Mortgage Loans collected during the period beginning on the second day of the calendar month preceding the calendar month in which that Distribution Date occurs and ending on the Due Date in the month in which that Distribution Date occurs (but not by more than the amount of the Unpaid Realized Loss Amount for that class). After such allocation, a corresponding decrease will be made on that Distribution Date to the Unpaid Realized Loss Amount for any class that had its Class Certificate Balance increased by such allocation of Subsequent Recoveries.

          Although Subsequent Recoveries, if any, will be allocated to increase the Class Certificate Balance of a class of certificates, as described above, such Subsequent Recoveries will be included in the Principal Remittance Amount and will be distributed in the priority set forth below under “Distributions—Distributions of Principal,” and therefore such Subsequent Recoveries may not to be used to make any principal distributions on the class or classes of certificates for which the Class Certificate Balances have been increased by allocation of Subsequent Recoveries as described above. Additionally, holders of those certificates will not be entitled to any payment in respect of interest that would have accrued on the amount of the increase in Class Certificate Balance for any Interest Accrual Period preceding the Distribution Date on which such increase occurs.

Book-Entry Certificates

          The offered certificates (other than the Class A-R Certificates) will be book-entry certificates (the “Book-Entry Certificates”). The Class A-R Certificates will be issued as a single certificate in fully registered certificated form. Persons acquiring beneficial ownership interests in the Book-Entry Certificates (“Certificate Owners”) may elect to hold their Book-Entry Certificates through The Depository Trust Company (“DTC”) in the United States, or, upon request, through Clearstream, Luxembourg (as defined in this free writing prospectus) or the Euroclear System (“Euroclear”) in Europe, if they are participants of such systems, or indirectly through organizations that are participants in such systems. The Book-Entry Certificates will be issued in one or more certificates that equal the aggregate Class Certificate Balance of the offered certificates and will initially be registered in the name of Cede & Co., the nominee of DTC. Clearstream, Luxembourg and Euroclear will hold omnibus positions on behalf of their participants through customers’ securities accounts in Clearstream Banking’s and Euroclear’s names on the books of their respective depositaries which in turn will hold such positions in customers’ securities accounts in the depositaries’ names on the books of DTC. Citibank, N.A. will act as depositary for Clearstream, Luxembourg and JPMorgan Chase Bank will act as depositary for Euroclear (in such capacities, individually the “Relevant Depositary” and collectively the “European Depositaries”). Investors may hold such beneficial interests in the Book-Entry Certificates in minimum denominations representing Class Certificate Balances of $25,000 and integral multiples of $1,000 in excess thereof. One investor of each class of Book-Entry Certificates may hold a beneficial interest therein that is not an integral multiple of $1,000. Except as described below, no person acquiring a Book-Entry Certificate will be entitled to receive a physical certificate representing such offered certificate (a “Definitive Certificate”). Unless and until Definitive Certificates are issued, it is anticipated that the only Certificateholder of the offered certificates will be Cede & Co., as nominee of DTC. Certificate Owners will not be Certificateholders as that term is used in the pooling and servicing agreement. Certificate Owners are only permitted to exercise their rights indirectly through the participating organizations that utilize the services of DTC, including securities brokers and dealers, banks and trust companies and clearing corporations and certain other organizations (“Participants”) and DTC.

          The Certificate Owner’s ownership of a Book-Entry Certificate will be recorded on the records of the brokerage firm, bank, thrift institution or other financial intermediary (each, a “Financial Intermediary”) that maintains the Certificate Owner’s account for such purpose. In turn, the Financial Intermediary’s ownership of such Book-Entry Certificate will be recorded on the records of DTC (or of a participating firm that acts as agent for the Financial Intermediary, whose interest will in turn be recorded on the records of DTC, if the Certificate Owner’s Financial Intermediary is not a Participant and on the records of Clearstream, Luxembourg or Euroclear, as appropriate).

          Certificate Owners will receive all distributions of principal of, and interest on, the offered certificates from the trustee through DTC and Participants. While the offered certificates are outstanding (except under the circumstances described below), under the rules, regulations and procedures creating and affecting DTC and its operations (the “DTC Rules”), DTC is required to make book-entry transfers among Participants on whose behalf it acts with respect to the offered certificates and is required to receive and transmit distributions of principal of, and interest on, the offered certificates. Participants and organizations which have indirect access to the DTC system, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (“Indirect Participants”), with whom Certificate Owners have accounts with respect to offered certificates are similarly required to make book-entry transfers and receive and transmit such distributions on behalf of their respective Certificate Owners. Accordingly, although Certificate Owners will not possess certificates, the DTC Rules provide a mechanism by which Certificate Owners will receive distributions and will be able to transfer their interest.

          Certificate Owners will not receive or be entitled to receive certificates representing their respective interests in the offered certificates, except under the limited circumstances described below. Unless and until Definitive Certificates are issued, Certificate Owners who are not Participants may transfer ownership of offered certificates only through Participants and Indirect Participants by instructing such Participants and Indirect Participants to transfer Book-Entry Certificates, by book-entry transfer, through DTC for the account of the purchasers of such Book-Entry Certificates, which account is maintained with their respective Participants. Under the DTC Rules and in accordance with DTC’s normal procedures, transfers of ownership of Book-Entry Certificates will be executed through DTC and the accounts of the respective Participants at DTC will be debited and credited. Similarly, the Participants and Indirect Participants will make debits or credits, as the case may be, on their records on behalf of the selling and purchasing Certificate Owners.

          Because of time zone differences, credits of securities received in Clearstream, Luxembourg or Euroclear as a result of a transaction with a Participant will be made during, subsequent securities settlement processing and dated the business day following, the DTC settlement date. Such credits or any transactions in such securities, settled during such processing will be reported to the relevant Euroclear or Clearstream, Luxembourg Participants on such business day. Cash received in Clearstream, Luxembourg or Euroclear, as a result of sales of securities by or through a Clearstream, Luxembourg Participant or Euroclear Participant to a Participant, will be received with value on the DTC settlement date but will be available in the relevant Clearstream, Luxembourg or Euroclear cash account only as of the business day following settlement in DTC.

          Transfers between Participants will occur in accordance with DTC Rules. Transfers between Clearstream, Luxembourg Participants and Euroclear Participants will occur in accordance with their respective rules and operating procedures.

          Cross-market transfers between persons holding directly or indirectly through DTC, on the one hand, and directly or indirectly through Clearstream, Luxembourg Participants or Euroclear Participants, on the other, will be effected in DTC in accordance with DTC Rules on behalf of the relevant European international clearing system by the Relevant Depositary; however, such cross market transactions will require delivery of instructions to the relevant European international clearing system by the counterpart in such system in accordance with its rules and procedures and within its established deadlines (European time). The relevant European international clearing system will, if the transaction meets its settlement requirements, deliver instructions to the Relevant Depositary to take action to effect final settlement on its behalf by delivering or receiving securities in DTC, and making or receiving payment in accordance with normal procedures for same day funds settlement applicable to DTC. Clearstream, Luxembourg Participants and Euroclear Participants may not deliver instructions directly to the European Depositaries.

          DTC, which is a New York-chartered limited purpose trust company, performs services for its participants, some of which (and/or their representatives) own DTC. In accordance with its normal procedures, DTC is expected to record the positions held by each participant in the Book-Entry Certificates, whether held for its own account or as a nominee for another person. In general, beneficial ownership of Book-Entry Certificates will be subject to the DTC Rules.

          Clearstream Banking, société anonyme, 67 Bd Grande-Duchesse Charlotte, L-2967 Luxembourg (“Clearstream, Luxembourg”), was incorporated in 1970 as “Clearstream, Luxembourg S.A.” a company with limited liability under Luxembourg law (a société anonyme). Clearstream, Luxembourg S.A. subsequently changed its name to Cedelbank. On January 10, 2000, Cedelbank’s parent company, Clearstream, Luxembourg International, société anonyme (“CI”) merged its clearing, settlement and custody business with that of Deutsche Borse Clearing AG (“DBC”). The merger involved the transfer by CI of substantially all of its assets and liabilities (including its shares in CB) to a new Luxembourg company, New Clearstream, Luxembourg International, société anonyme (“New CI”), which is 50% owned by CI and 50% owned by DBC’s parent company Deutsche Borse AG. The shareholders of these two entities are banks, securities dealers and financial institutions. Clearstream, Luxembourg International currently has 92 shareholders, including U.S. financial institutions or their subsidiaries. No single entity may own more than 5 percent of Clearstream, Luxembourg International’s stock.

          Further to the merger, the Board of Directors of New Clearstream, Luxembourg International decided to re-name the companies in the group in order to give them a cohesive brand name. The new brand name that was chosen is “Clearstream” With effect from January 14, 2000 New CI has been renamed “Clearstream International, société anonyme.” On January 18, 2000, Cedelbank was renamed “Clearstream Banking, société anonyme” and Clearstream, Luxembourg Global Services was renamed “Clearstream Services, société anonyme.”

          On January 17, 2000 DBC was renamed “Clearstream Banking AG.” This means that there are now two entities in the corporate group headed by Clearstream International which share the name “Clearstream Banking,” the entity previously named “Cedelbank” and the entity previously named “Deutsche Borse Clearing AG.”

          Clearstream, Luxembourg holds securities for its customers and facilitates the clearance and settlement of securities transactions between Clearstream, Luxembourg customers through electronic book-entry changes in accounts of Clearstream, Luxembourg customers, thereby eliminating the need for physical movement of certificates. Transactions may be settled by Clearstream, Luxembourg in any of 36 currencies, including United States Dollars. Clearstream, Luxembourg provides to its customers, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream, Luxembourg also deals with domestic securities markets in over 30 countries through established depository and custodial relationships. Clearstream, Luxembourg is registered as a bank in Luxembourg, and as such is subject to regulation by the Commission de Surveillance du Secteur Financier, “CSSF,” which supervises Luxembourg banks. Clearstream, Luxembourg’s customers are world-wide financial institutions including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream, Luxembourg’s U.S. customers are limited to securities brokers and dealers, and banks. Currently, Clearstream, Luxembourg has approximately 2,000 customers located in over 80 countries, including all major European countries, Canada, and the United States. Indirect access to Clearstream, Luxembourg is available to other institutions that clear through or maintain a custodial relationship with an account holder of Clearstream, Luxembourg. Clearstream, Luxembourg has established an electronic bridge with Euroclear Bank S.A./N.V. as the Operator of the Euroclear System (the “Euroclear Operator”) in Brussels to facilitate settlement of trades between Clearstream, Luxembourg and the Euroclear Operator.

          Euroclear was created in 1968 to hold securities for participants of Euroclear (“Euroclear Participants”) and to clear and settle transactions between Euroclear Participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Transactions may now be settled in any of 32 currencies, including United States dollars. Euroclear includes various other services, including securities lending and borrowing and interfaces with domestic markets in several countries generally similar to the arrangements for cross-market transfers with DTC described above. Euroclear is operated by the Brussels, Belgium office of the Euroclear Operator, under contract with Euroclear Clearance Systems S.C., a Belgian cooperative corporation (the “Cooperative”). All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator, not the Cooperative. The Cooperative establishes policy for Euroclear on behalf of Euroclear Participants. Euroclear Participants include banks (including central banks), securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear Participant, either directly or indirectly.

          The Euroclear Operator has a banking license from the Belgian Banking and Finance Commission. This license authorizes the Euroclear Operator to carry out banking activities on a global basis.

          Securities clearance accounts and cash accounts with the Euroclear Operator are governed by the Terms and Conditions Governing Use of Euroclear and the related Operating Procedures of the Euroclear System and applicable Belgian law (collectively, the “Terms and Conditions”). The Terms and Conditions govern transfers of securities and cash within Euroclear, withdrawals of securities and cash from Euroclear, and receipts of payments with respect to securities in Euroclear. All securities in Euroclear are held on a fungible basis without attribution of specific certificates to specific securities clearance accounts. The Euroclear Operator acts under the Terms and Conditions only on behalf of Euroclear Participants, and has no record of or relationship with persons holding through Euroclear Participants.

          Distributions on the Book-Entry Certificates will be made on each Distribution Date by the trustee to DTC. DTC will be responsible for crediting the amount of such payments to the accounts of the applicable Participants in accordance with DTC’s normal procedures. Each Participant will be responsible for disbursing such payments to the Certificate Owners that it represents and to each Financial Intermediary for which it acts as agent. Each such Financial Intermediary will be responsible for disbursing funds to the Certificate Owners that it represents.

          Under a book-entry format, Certificate Owners may experience some delay in their receipt of payments, since such payments will be forwarded by the trustee to Cede & Co. Distributions with respect to offered certificates held through Clearstream, Luxembourg or Euroclear will be credited to the cash accounts of Clearstream, Luxembourg Participants or Euroclear Participants in accordance with the relevant system’s rules and procedures, to the extent received by the Relevant Depositary. Such distributions will be subject to tax reporting in accordance with relevant United States tax laws and regulations. Because DTC can only act on behalf of Financial Intermediaries, the ability of a Certificate Owner to pledge Book-Entry Certificates to persons or entities that do not participate in the depository system, or otherwise take actions in respect of such Book-Entry Certificates, may be limited due to the lack of physical certificates for such Book-Entry Certificates. In addition, issuance of the Book-Entry Certificates in book-entry form may reduce the liquidity of such certificates in the secondary market since certain potential investors may be unwilling to purchase certificates for which they cannot obtain physical certificates.

          Monthly and annual reports on the issuing entity provided by the trustee to Cede & Co., as nominee of DTC, may be made available to Certificate Owners upon request, in accordance with the DTC Rules and the rules, regulations and procedures creating and affecting the Relevant Depositary, and to the Financial Intermediaries to whose DTC accounts the Book-Entry Certificates of such Certificate Owners are credited.

          DTC has advised the depositor and the trustee that, unless and until Definitive Certificates are issued, DTC will take any action permitted to be taken by the holders of the Book-Entry Certificates under the pooling and servicing agreement only at the direction of one or more Financial Intermediaries to whose DTC accounts the Book-Entry Certificates are credited, to the extent that such actions are taken on behalf of Financial Intermediaries whose holdings include such Book-Entry Certificates. Clearstream, Luxembourg or the Euroclear Operator, as the case may be, will take any other action permitted to be taken by a holder of a Book-Entry Certificate under the pooling and servicing agreement on behalf of a Clearstream, Luxembourg Participant or Euroclear Participant only in accordance with its relevant rules and procedures and subject to the ability of the Relevant Depositary to effect such actions on its behalf through DTC. DTC may take actions, at the direction of the related Participants, with respect to some Book-Entry Certificates which conflict with actions taken with respect to other Book-Entry Certificates.

          Definitive Certificates will be issued to Certificate Owners, or their nominees, rather than to DTC, only if (a) DTC or the depositor advises the trustee in writing that DTC is no longer willing, qualified or able to discharge properly its responsibilities as nominee and depositary with respect to the Book-Entry Certificates and the depositor or the trustee is unable to locate a qualified successor, or (b) after the occurrence of an event of default under the pooling and servicing agreement), beneficial owners having not less than 51% of the Voting Rights evidenced by the offered certificates advise the trustee and DTC through the Financial Intermediaries and the Participants in writing that the continuation of a book-entry system through DTC (or a successor thereto) is no longer in the best interests of beneficial owners of such class.

          Upon the occurrence of any of the events described in the immediately preceding paragraph, the trustee will be required to notify all beneficial owners of the occurrence of such event and the availability through DTC of Definitive Certificates. Upon surrender by DTC of the global certificate or certificates representing the Book-Entry Certificates and instructions for re-registration, the trustee will issue Definitive Certificates, and thereafter the trustee will recognize the holders of such Definitive Certificates as holders of the related offered certificates under the pooling and servicing agreement.

          Although DTC, Clearstream, Luxembourg and Euroclear have agreed to the foregoing procedures in order to facilitate transfers of certificates among participants of DTC, Clearstream, Luxembourg and Euroclear, they are under no obligation to perform or continue to perform such procedures and such procedures may be discontinued at any time.

Payments on Mortgage Loans; Accounts

          On or before the closing date, the Servicer will establish an account (the “Certificate Account”), which will be maintained in trust for the benefit of the certificateholders. The Servicer will deposit or cause to be deposited in the Certificate Account all amounts required to be deposited in it under the pooling and servicing agreement. The Servicer may withdraw funds from the Certificate Account for purposes set forth in the pooling and servicing agreement. On or before the closing date, the trustee will establish an account (the “Distribution Account”), which will be maintained with the trustee in trust for the benefit of the certificateholders. On or prior to the business day immediately preceding each Distribution Date, the Servicer will withdraw from the Certificate Account the amount of the Interest Remittance Amount and the Principal Remittance Amount for that Distribution Date and the prepayment charges and will deposit such amounts in the Distribution Account. The holders of the Class P Certificates will be entitled to all prepayment charges received on the Mortgage Loans and such amounts will not be available for distribution to the holders of the other certificates. There is no independent verification of the transaction accounts or the transaction activity with respect to the Distribution Account.

          Prior to each Determination Date, the Servicer is required to provide the trustee a report containing the data and information concerning the Mortgage Loans that is required by the trustee to prepare the monthly statement to certificateholders for the related Distribution Date. The trustee is not responsible for recomputing, recalculating or verifying the information provided to it by the Servicer in that report and will be permitted to conclusively rely on any information provided to it by the Servicer.

Investments of Amounts Held in Accounts

          The Certificate Account. All funds in the Certificate Account may be invested in permitted investments at the direction of the Servicer. All income and gain net of any losses realized from investment of funds in the Certificate Account will be for the benefit of the Servicer as additional servicing compensation and will be remitted to it monthly as described herein.

          The amount of any losses incurred in the Certificate Account in respect of the investments will be deposited by the Servicer in the Certificate Account out of the Servicer’s own funds immediately as realized. The trustee will not be liable for the amount of any loss incurred in respect of any investment or lack of investment of funds held in the Certificate Account and made in accordance with the pooling and servicing agreement.

          The Distribution Account, Cap Corridor Reserve Fund and Carryover Reserve Fund. Funds in the Distribution Account, the Cap Corridor Reserve Fund and the Carryover Reserve Fund will not be invested.

Fees and Expenses

          The following summarizes the related fees and expenses to be paid from the assets of the issuing entity and the source of payments for the fees and expenses:

Type / Recipient (1)	Amount		General Purpose	Source (2)	Frequency

Fees
Servicing Fee / Servicer	0.375% per annum of the Stated Principal Balance of each Mortgage Loan (3)		Compensation	Interest collected with respect to each Mortgage Loan and any Liquidation Proceeds or Subsequent Recoveries that are allocable to accrued and unpaid interest (4)	Monthly

Additional Servicing Compensation / Servicer	•	Prepayment Interest Excess	Compensation	Interest collections with respect to certain Mortgage Loans prepaid in full	Time to time

	•	All late payment fees, assumption fees and other similar charges (excluding prepayment charges)	Compensation	Payments made by obligors with respect to the Mortgage Loans	Time to time

	•	All investment income earned on amounts on deposit in the Certificate Account.	Compensation	Investment income related to the Certificate Account	Monthly

	•	Excess Proceeds (5)	Compensation	Liquidation Proceeds and Subsequent Recoveries	Time to time

Trustee Fee / Trustee	0.0085% per annum of the Stated Principal Balance of each Mortgage Loan		Compensation	Interest Remittance Amount	Monthly
Expenses
Insurance expenses / Servicer	Expenses incurred by the Servicer		Reimbursement of Expenses	To the extent the expenses are covered by an insurance policy with respect to the Mortgage Loan	Time to time

Type / Recipient (1)	Amount	General Purpose	Source (2)	Frequency

Advances / Servicer	To the extent of funds available, the amount of any advances.	Reimbursement of Expenses

With respect to each Mortgage Loan, late recoveries of the payments of the costs and expenses, Liquidation Proceeds, Subsequent Recoveries, purchase proceeds or repurchase proceeds for that Mortgage Loan (6)

Time to time

Indemnification expenses / the Seller, the Servicer, the Depositor and the NIM Insurer	Amounts for which the seller, the Servicer, the NIM Insurer and the depositor are entitled to indemnification(7)	Indemnification	Amounts on deposit on the Certificate Account on any Distribution Account Deposit Date, following the transfer to the Distribution Account	Time to time

(1)

If the trustee succeeds to the position of Servicer, it will be entitled to receive the same fees and expenses of the Servicer described in this free writing prospectus. Any change to the fees and expenses described in this free writing prospectus would require an amendment to the pooling and servicing agreement.

(2)	Unless otherwise specified, the fees and expenses shown in this table are paid (or retained by the Servicer in the case of amounts owed to the Servicer) prior to distributions on the certificates.

(3)	The amount of the monthly Servicing Fee is subject to adjustment with respect to Mortgage Loans that are prepaid in ful.

(4)

The Servicing Fee is payable from interest collections on the Mortgage Loans, but may be paid from any other amounts on deposit in the Certificate Account, if interest collections are insufficient to pay the Servicing Fee.

(6)

“Excess Proceeds” with respect to a liquidated Mortgage Loan means the amount, if any, by which the sum of any net liquidation proceeds and Subsequent Recoveries exceeds the sum of (i) the unpaid principal balance of the Mortgage Loan plus (ii) accrued interest on the Mortgage Loan at the Mortgage Rate during each Due Period as to which interest was not paid or advanced on the Mortgage Loan.

(7)

Reimbursement of advances for a Mortgage Loan is limited to the late recoveries of the payments of the costs and expenses, Liquidation Proceeds, Subsequent Recoveries, purchase proceeds or repurchase proceeds for that Mortgage Loan.

(8)	Each of the seller, the Servicer and the depositor are entitled to indemnification of certain expenses.

Distributions

          Distributions on the certificates will be made by the trustee on the 25th day of each month or, if such day is not a business day, on the first business day thereafter, commencing in October 2006 (each, a “Distribution Date”), to the persons in whose names such certificates are registered at the close of business on the Record Date. The “Record Date” for (a) the LIBOR Certificates, as long as these certificates are Book-Entry Certificates, is the business day immediately prior to that Distribution Date and (b) any Definitive Certificates is the last business day of the month immediately preceding the month of that Distribution Date.

          Distributions on each Distribution Date will be made by check mailed to the address of the person entitled thereto as it appears on the certificate register or in the case of a certificateholder who has so notified the trustee in writing in accordance with the pooling and servicing agreement, by wire transfer in immediately available funds to the account of such certificateholder at a bank or other depository institution having appropriate wire transfer facilities; provided, however, that the final distribution in retirement of the certificates will be made only upon presentment and surrender of such certificates at the corporate trust office of the trustee.

          On each Distribution Date, the Trustee will withdraw all prepayment charges in the Distribution Account and distribute them to the Class P Certificates.

          The “Interest Remittance Amount” for any Distribution Date is equal to:

(a) the sum, without duplication, of:

(1) all interest on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date, less the expense fees,

(2) all interest on prepayments on the Mortgage Loans, other than Prepayment Interest Excess,

(3) all advances relating to interest in respect of the Mortgage Loans,

(4) amounts paid by the Servicer in respect of Compensating Interest, and

(5) liquidation proceeds on the Mortgage Loans received during the related Prepayment Period (to the extent such liquidation proceeds relate to interest),

minus

(b) all advances in respect of the Mortgage Loans relating to interest and certain expenses reimbursed since the prior Due Date,

plus

(c) the lesser of (i) the Principal Payment Amount for that Distribution Date and (ii) the Deferred Interest for that Distribution Date.

The “Principal Remittance Amount” for any Distribution Date is equal to the following (but not less than zero):

(a) the sum, without duplication, of:

(1) the principal collected or advanced on the Mortgage Loans with respect to the related Due Date,

(2) prepayments collected during the related Prepayment Period;

          (3) the Stated Principal Balance of each Mortgage Loan that was repurchased by the seller or purchased by the Servicer with respect to that Distribution Date (other than Mortgage Loans repurchased due to a rate modification);

(4) any Substitution Adjustment Amounts in respect of Mortgage Loans, and

          (5) all liquidation proceeds in respect of Mortgage Loans (to the extent such liquidation proceeds related to principal) and all Subsequent Recoveries in respect of Mortgage Loans received during the related Prepayment Period minus

(b) all non-recoverable advances relating to principal on the Mortgage Loans and certain expenses reimbursed since the prior Due Date, and minus

(c) the Deferred Interest for that Distribution Date.

          “Prepayment Interest Excess” means with respect to any Mortgage Loan and principal prepayment received by the Servicer from the first day through the fifteenth day of any calendar month (other than the calendar month in which the Cut-off Date occurs), all amounts paid by the related mortgagor in respect of interest on such principal prepayment.

Interest

          General. On each Distribution Date, the interest distributable with respect to the offered certificates is the Current Interest for that Distribution Date and, in the case of the senior certificates, any Interest Carry Forward Amount for that Distribution Date. For each class of subordinated certificates, any Interest Carry Forward Amount will be payable only from excess cashflow (if any) as and to the extent described in this free writing prospectus under “— Overcollateralization Provisions.”

          The Pass-Through Rates for the LIBOR Certificates are variable rates that may change from Distribution Date to Distribution Date. Additionally, the Pass-Through Rates for the LIBOR Certificates are subject to increase after the Optional Termination Date. On each Distribution Date, the Pass-Through Rate for each class of LIBOR Certificates will be subject to the lesser of (x) the Net Rate Cap and (y) a per annum rate of 10.10% (such rate, the “Maximum Rate”). If on any Distribution Date, the Pass-Through Rate for a class of LIBOR Certificates is based on the Net Rate Cap or the Maximum Rate, each holder of the applicable certificates will be entitled to receive the resulting shortfall only from remaining excess cashflow (if any) to the extent described in this free writing prospectus under “— Overcollateralization Provisions” and from payments (if any) allocated to the issuing entity in respect of the cap contract that are available for that purpose.

          Distributions of Interest Funds. On each Distribution Date, the Interest Funds for that Distribution Date are required to be distributed in the following priority, until such Interest Funds have been fully distributed:

          first, concurrently, to each class of senior certificates, the Current Interest and Interest Carry Forward Amount for each such class and that Distribution Date, pro rata, based on the amount of interest each class is entitled to receive on that Distribution Date; and

          second, sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, the Current Interest for each such class and that Distribution Date; and

          third, for application as part of the Excess Cashflow for that Distribution Date, as described under “Overcollateralization Provisions” below, any such Interest Funds remaining undistributed for that Distribution Date.

          Pass-Through Rates. The classes of certificates will have the respective pass through rates described below (each, a “Pass-Through Rate”).

          LIBOR Certificates.

          The Pass-Through Rate with respect to each Interest Accrual Period and each class of LIBOR Certificates will be a per annum rate equal to the least of:

          (1) one-month LIBOR for that Interest Accrual Period (calculated as described below under “— Calculation of LIBOR”) plus the Pass-Through Margin for that class and Interest Accrual Period,

          (2) the Net Rate Cap for that class for that Distribution Date, and

          (3) 10.10% per annum (the “Maximum Rate”).

          The “Pass-Through Margin” for each class of LIBOR Certificates is as follows:

Class of LIBOR Certificates	Pass-Through Margin

	(1)	(2)

Class A-1	0.210%	0.420%
Class A-2	0.290%	0.580%
Class A-3	0.370%	0.740%
Class M-1	0.430%	0.645%
Class M-2	0.450%	0.675%
Class M-3	0.500%	0.750%
Class M-4	0.700%	1.050%
Class M-5	1.200%	1.800%
Class M-6	2.350%	3.525%

(1)	For the Interest Accrual Period related to any Distribution Date occurring on or prior to the first possible Optional Termination Date.

(2)	For the Interest Accrual Period related to any Distribution Date occurring after the first possible Optional Termination Date.

          Class A-R Certificates.

          The Pass-Through Rate for the Class A-R Certificates for the Interest Accrual Period related to any Distribution Date will be a per annum rate equal to the Weighted Average Adjusted Net Mortgage Rate of the Mortgage Loans. The Pass-Through Rate for the Class A-R Certificates for the Interest Accrual Period for the first Distribution Date is expected to be approximately 6.8532% per annum.

          Definitions Related to Interest Calculations.

          The “Interest Accrual Period” for each class of LIBOR Certificates and for any Distribution Date, will be the period commencing on the Distribution Date in the month prior to the month in which that Distribution Date occurs (or the closing date, in the case of the first Distribution Date) and ending on the day immediately prior to that Distribution Date. Interest on the offered certificates will be calculated on the basis of a 360-day year and the actual number of days that elapsed in that Interest Accrual Period. The Interest Accrual Period for the Class A-R Certificates will be the calendar month preceding the month of the Distribution Date. Interest on the Class A-R Certificates will be calculated on the basis of a 360-day year divided into twelve 30-day months.

          The “Interest Funds” for any Distribution Date are equal to the Interest Remittance Amount minus the Trustee Fee for that Distribution Date.

          “Current Interest,” with respect to each class of LIBOR Certificates and each Distribution Date, is (x) the interest accrued at the applicable Pass-Through Rate for the applicable Interest Accrual Period on the Class Certificate Balance of that class immediately prior to that Distribution Date minus (y) the Net Interest Shortfalls allocated to that class and minus (z) the Net Deferred Interest, if any, allocated to that class for that Distribution Date.

          “Interest Carry Forward Amount,” with respect to each class of LIBOR Certificates and each Distribution Date, is the sum of :

          (i) the excess of:

(a) Current Interest for that class with respect to prior Distribution Dates, over

(b) the amount actually distributed to that class with respect to interest on prior Distribution Dates; and

          (ii) interest for the applicable Interest Accrual Period on the amount described above based on the Pass-Through Rate for the applicable class of LIBOR Certificates.

          “Adjusted Net Mortgage Rate,” with respect to each Mortgage Loan and any Distribution Date is equal to the Mortgage Rate on that Mortgage Loan as of the Due Date in the prior month minus the expense fee rate.

          “Weighted Average Adjusted Net Mortgage Rate” for each Distribution Date is the average of the Adjusted Net Mortgage Rates on the Mortgage Loans, weighted on the basis of their respective Stated Principal Balances as of the Due Date in the prior calendar month (after giving effect to principal prepayments received in the Prepayment Period related to that prior Due Date).

          The “Net Rate Cap” for each Distribution Date is the product of (A) the Weighted Average Adjusted Net Mortgage Rate of the Mortgage Loans as of the Due Date in the prior calendar month (after giving effect to principal prepayments received in the Prepayment Period related to that prior Due Date) and (B) a fraction, the numerator of which is 30, and the denominator of which is the actual number of days in the related Interest Accrual Period.

          The “Net Rate Carryover” for a class of offered certificates on any Distribution Date is the excess of:

          (1) the amount of interest that class would have accrued for that Distribution Date had the Pass-Through Rate for that class and the related Interest Accrual Period not been calculated based on the Net Rate Cap, over

(2) the amount of interest that class accrued on that Distribution Date based on the Net Rate Cap,

          plus the unpaid portion of any excess from prior Distribution Dates (and interest accrued thereon at the then applicable Pass-Through Rate, without giving effect to the Net Rate Cap or the Maximum Rate).

          Allocation of Net Deferred Interest

          With respect to each Mortgage Loan and each related Due Date, “Deferred Interest” will be the excess, if any, of the amount of interest accrued on such Mortgage Loan from the preceding Due Date to such Due Date over the monthly payment made for such Due Date. This excess may occur because interest accrued at the mortgage rate may be greater than the minimum monthly payment due, resulting in negative amortization.

          With respect to each Distribution Date, the “Net Deferred Interest” is equal to the excess, if any, of the Deferred Interest that accrued on the Mortgage Loans as described above, over the Principal Remittance Amount for those Mortgage Loans for that Distribution Date. For any Distribution Date, the “Net Principal Amount” is equal to the excess, if any, of the (i) Principal Remittance Amount over (ii) the aggregate amount of Deferred Interest accrued on the Mortgage Loans from the preceding Due Date to the Due Date related to that Distribution Date.

          To the extent that there is Net Deferred Interest on a Distribution Date, the Net Deferred Interest on the Mortgage Loans will be allocated among the offered certificates, pro rata, according to the Current Interest (prior to the reduction for Net Deferred Interest) of each such class in reduction of the amount of interest otherwise distributable to that class.

          Any Net Deferred Interest allocated to a class of certificates will be added to the Class Certificate Balance of the applicable class of certificates.

Principal

          Distributions of Principal. On each Distribution Date, the Principal Distribution Amount for that Distribution Date is required to be distributed (with the Net Principal Amount being applied first and the Extra Principal Distribution Amount being applied thereafter) as follows until such Principal Distribution Amount has been fully distributed:

(1) For each Distribution Date prior to the Stepdown Date or on which a Trigger Event is in effect, in the following priority:

(i) to the Class A-R Certificates, until its Class Certificate Balance is reduced to zero;

(ii) concurrently, to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata, until their respective Class Certificate Balances are reduced to zero;

(iii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, until their respective Class Certificate Balances are reduced to zero; and

(iv) any remainder as part of the Excess Cashflow to be allocated as described under “—Overcollateralization Provisions” below.

(2) For each Distribution Date on or after the Stepdown Date and so long as a Trigger Event is not in effect, from the Principal Distribution Amount, in the following priority:

(i) the Senior Principal Distribution Amount for that Distribution Date, concurrently, to the Class A-1, Class A-2 and Class A-3 Certificates, pro rata, until their respective Class Certificate Balances are reduced to zero;

(ii) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, the Subordinated Class Principal Distribution Target Amount for each such class, in each case until its Class Certificate Balance is reduced to zero; and

(iii) any remainder as part of the Excess Cashflow to be allocated as described under “—Overcollateralization Provisions” below.

          Definitions Related to Principal Distributions.

          “Stated Principal Balance” means for any Mortgage Loan and Due Date, the unpaid principal balance of the Mortgage Loan as of that Due Date, as specified in its amortization schedule at that time (before any adjustment to the amortization schedule for any moratorium or similar waiver or grace period), after giving effect to (i) the payment of principal due on that Due Date, irrespective of any delinquency in payment by the related mortgagor and (ii) prepayments of principal and the principal portion of liquidation proceeds received with respect to that Mortgage Loan through the last day of the Prepayment Period in which the Due Date occurs and increased by any Deferred Interest added to the principal balance on or prior to that Due Date. The Stated Principal Balance of a Liquidated Mortgage Loan is zero.

          The “Pool Principal Balance” equals the aggregate Stated Principal Balances of the Mortgage Loans.

          “Prepayment Period” means, with respect to any Distribution Date and related Due Date, the period from the sixteenth day of the calendar month immediately preceding the month in which the Distribution Date occurs (or in the case of the first Distribution Date, from September 1, 2006) through the fifteenth day of the calendar month in which the Distribution Date occurs.

          “Principal Distribution Amount” with respect to each Distribution Date is sum of (i) the (a) Net Principal Amount for that Distribution Date, minus (b) the Overcollateralization Release Amount for that Distribution Date and (ii) the Extra Principal Distribution Amount for that Distribution Date.

          “Senior Principal Distribution Amount” for any Distribution Date, is the amount, if any, by which (x) the aggregate Class Certificate Balance of the classes of senior certificates after allocation of any Net Deferred Interest for that Distribution Date but prior to any distributions on that Distribution Date exceeds (y) the Senior Target Amount for that Distribution Date.

           “Senior Target Amount” for any Distribution Date, (x) after the Stepdown Date if a Trigger Event is not in effect, an amount equal to the lesser of (a) the product of (1) approximately 100% minus (x) approximately 16.25% on any Distribution Date on or after the Stepdown Date and prior to the Distribution Date in October 2012 or (y) approximately 13.00% on any Distribution Date on or after the Stepdown Date and on or after the Distribution Date in October 2012 and (2) the Pool Principal Balance as of the Due Date in the month of that Distribution Date (after giving effect to principal prepayments received in the related Prepayment Period) and (b) the amount, if any, by which (1) the Pool Principal Balance as of the Due Date in the month of that Distribution Date (after giving effect to principal prepayments received in the related Prepayment Period) exceeds (2) the OC Floor, and (y) for any Distribution Date after the Stepdown Date on which a Trigger Event is in effect, the Senior Target Amount for the immediately preceding Distribution Date.

          “Subordinated Class Principal Distribution Target Amount” for any class of subordinated certificates and Distribution Date will equal the excess of:

          (1) the sum of: (a) the aggregate Class Certificate Balance of the senior certificates (after taking into account the distribution of the Senior Principal Distribution Amount for that Distribution Date), (b) the aggregate Class Certificate Balance of any class(es) of subordinated certificates that are senior to the subject class (in each case, after taking into account distribution of the Subordinated Class Principal Distribution Target Amount(s) for such more senior class(es) of certificates for such Distribution Date), and (c) the Class Certificate Balance of the subject class of subordinated certificates immediately prior to such Distribution Date over

          (2) the lesser of (a) the product of (x) 100% minus the Stepdown Target Subordination Percentage for the subject class of certificates and (y) the aggregate Stated Principal Balance of the Mortgage Loans for that Distribution Date and (b) the aggregate Stated Principal Balance of the Mortgage Loans for that Distribution Date minus the OC Floor;

provided, however, that if such class of subordinated certificates is the only class of subordinated certificates outstanding on such Distribution Date, that class will be entitled to receive the entire remaining Principal Distribution Amount until its Class Certificate Balance is reduced to zero.

          The “Initial Target Subordination Percentage” and “Stepdown Target Subordination Percentage” for any class of subordinated certificates will approximately equal the respective percentages indicated in the following table:

	Initial Target Subordination Percentage	Stepdown Target Subordination Percentage (1)	Stepdown Target Subordination Percentage (2)

Class M-1	3.50%	8.75%	7.00%
Class M-2	2.70%	6.75%	5.40%
Class M-3	2.20%	5.50%	4.40%
Class M-4	1.70%	4.25%	3.40%
Class M-5	1.00%	2.50%	2.00%
Class M-6	0.50%	1.25%	1.00%

(1)	For any Distribution Date occurring on or after the Distribution Date occurring in October 2009 and prior to the Distribution Date occurring in October 2012.

(2)	For any Distribution Date occurring on or after the Distribution Date occurring in October 2012.

          The Initial Target Subordination Percentages will not be used to calculate distributions on the subordinated certificates, but rather are presented in order to provide a better understanding of the credit enhancement provided by the subordinated certificates and the Overcollateralization Amount. The Initial Target Subordination Percentage for any class of subordinated certificates is equal to a fraction, expressed as a percentage, the numerator of which is equal to the aggregate initial Class Certificate Balance of any class(es) of certificates subordinate to the subject class plus the initial Overcollateralization Target Amount and the denominator of which is equal to the sum of the aggregate Stated Principal Balance of the Mortgage Loans as of the cut-off date.

          “Extra Principal Distribution Amount” with respect to any Distribution Date is the product of (a) the lesser of (1) the Overcollateralization Deficiency Amount and (2) the Excess Cashflow available for payment thereof in the priority set forth in this free writing prospectus and (b) Principal Remittance Amount.

          “OC Floor” means an amount equal to 0.50% of the Cut-off Date Pool Principal Balance of the Mortgage Loans.

          “Overcollateralization Deficiency Amount,” with respect to any Distribution Date equals the amount, if any, by which the Overcollateralization Target Amount exceeds the Overcollateralized Amount on that Distribution Date (after giving effect to distributions of the Principal Remittance Amount on that Distribution Date).

          “Overcollateralization Target Amount” means with respect to any Distribution Date (a) prior to the Stepdown Date, an amount equal to 0.50% of the aggregate Stated Principal Balance of the Mortgage Loans as of the cut-off date and (b) on or after the Stepdown Date, the greater of (i) (x) for any Distribution Date prior to the Distribution Date in October 2012, an amount equal to 1.25% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month of that Distribution Date (after giving effect to principal prepayments received in the related Prepayment Period) and (y) for any Distribution Date on or after the Distribution Date in October 2012, an amount equal to 1.00% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month of that Distribution Date (after giving effect to principal prepayments received in the related Prepayment Period) and (ii) the OC Floor; provided, however, that if a Trigger Event is in effect on any Distribution Date, the Overcollateralization Target Amount will be the Overcollateralization Target Amount as in effect for the prior Distribution Date.

          “Overcollateralized Amount” for any Distribution Date is the amount, if any, by which (x) the Pool Principal Balance in the Mortgage Pool as of the Due Date in the month of that Distribution Date (after giving effect to principal prepayments received in the related Prepayment Period) exceeds (y) the aggregate Class Certificate Balance of the offered certificates (after giving effect to distributions of the Principal Distribution Amount (excluding the Extra Principal Distribution Amount) on that Distribution Date).

          “Overcollateralization Release Amount” means with respect to any Distribution Date, an amount equal to the lesser of (x) the Net Principal Amount for that Distribution Date and (y) the amount, if any, by which the Overcollateralized Amount for that date (calculated for this purpose on the basis of the assumption that 100% of the Net Principal Amount for that date is applied in reduction of the Class Certificate Balances of the offered certificates) exceeds the Overcollateralization Target Amount for that date.

          “Stepdown Date” is the later to occur of (x) the Distribution Date in October 2009 and(y) the first Distribution Date on which the aggregate Class Certificate Balance of the senior certificates (after calculating anticipated distributions on such Distribution Date) is less than or equal to (a) prior to the Distribution Date in October 2012, approximately 16.25% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month of that Distribution Date (after giving effect to principal prepayments in the related Prepayment Period) and (b) on or after the Distribution Date in October 2012, approximately 13.00% of the aggregate Stated Principal Balance of the Mortgage Loans as of the Due Date in the month of that Distribution Date (after giving effect to principal prepayments in the related Prepayment Period).

          A “Trigger Event” is in effect with respect to a Distribution Date on or after the Stepdown Date if either a Delinquency Trigger Event is in effect with respect to that Distribution Date or a Cumulative Loss Trigger Event is in effect with respect to that Distribution Date.

          A “Delinquency Trigger Event” is in effect with respect to any Distribution Date on or after the Stepdown Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 40.00% of the Senior Enhancement Percentage for such Distribution Date.

          The “Senior Enhancement Percentage” with respect to a Distribution Date on or after the Stepdown Date is equal to a fraction (expressed as a percentage) of:

          (1) the numerator of which is sum of the aggregate Class Certificate Balance of the subordinated certificates and the Overcollateralized Amount (which, for purposes of this definition only, shall not be less than zero) and

(2) the denominator of which is the Pool Principal Balance for the preceding Distribution Date, in each case after giving effect to distributions on that Distribution Date.

          A “Cumulative Loss Trigger Event” is in effect with respect to a Distribution Date on or after the Stepdown Date if the aggregate amount of Realized Losses on the Mortgage Loans from (and including) the Cut-off Date for each such Mortgage Loan to (and including) the related Due Date (reduced by the aggregate amount of Subsequent Recoveries received from the Cut-off Date through the Prepayment Period related to that Due Date) exceeds the applicable percentage, for that Distribution Date, of the Cut-off Date Pool Principal Balance, as set forth below:

Distribution Date	Percentage

October 2009 – September 2010	0.40% with respect to October 2009, plus an additional 1/12th of 0.30% for each month thereafter through September 2010

October 2010 – September 2011	0.70% with respect to October 2010, plus an additional 1/12th of 0.30% for each month thereafter through September 2011

October 2011 – September 2012	1.00% with respect to October 2011, plus an additional 1/12th of 0.35% for each month thereafter through September 2012

October 2012 – September 2013	1.35% with respect to October 2012, plus an additional 1/12th of 0.15% for each month thereafter through September 2013

October 2013– September 2014	1.50% with respect to October 2013, plus an additional 1/12th of 0.30% for each month thereafter through September 2016

October 2014 and thereafter	1.80%

          “Unpaid Realized Loss Amount” means for any class of certificates (other than the Class A-1 Certificates), (x) the portion of the aggregate Applied Realized Loss Amount previously allocated to that class remaining unpaid from prior Distribution Dates minus (y) any increase in the Class Certificate Balance of that class due to the allocation of Subsequent Recoveries to the Class Certificate Balance of that class.

          A “Realized Loss” with respect to a Distribution Date and any defaulted Mortgage Loan, is the excess of the Stated Principal Balance of such defaulted Mortgage Loan over the liquidation proceeds allocated to principal that have been received with respect to such Mortgage Loan on or at any time prior to the Due Date after such Mortgage Loan has been liquidated.

          The “Rolling Three Month Delinquency Rate” with respect to any Distribution Date, is an amount equal to the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates, respectively) immediately preceding months.

          A “Delinquency Trigger Event” is in effect with respect to any Distribution Date on or after the Stepdown Date if the Rolling Sixty Day Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 100% of the Senior Enhancement Percentage for that Distribution Date.

           “Subsequent Recoveries” are unexpected recoveries received after the determination by the Servicer that it has received all proceeds it expects to receive, with respect to the liquidation of a Mortgage Loan that resulted in a Realized Loss (other than the amount of such net recoveries representing any profit realized by the Servicer in connection with the liquidation of any Mortgage Loan and net of reimbursable expenses) in a month prior to the month of the receipt of such recoveries.

Overcollateralization Provisions

          The weighted average Adjusted Net Mortgage Rate for the Mortgage Loans is generally expected to be higher than the weighted average of the Pass-Through Rates on the offered certificates. As a result, interest collections on the Mortgage Loans are expected to be generated in excess of the amount of interest payable to the holders of the offered certificates and the fees and expenses payable by the issuing entity. The Excess Cashflow, if any, will be applied on each Distribution Date as a payment of principal on the class or classes of certificates then entitled to receive distributions in respect of principal, but only to the limited extent hereafter described.

          The “Excess Cashflow” with respect to any Distribution Date is the sum of (i) the Interest Funds remaining after the distribution of interest to the holders of the certificates for that Distribution Date as described under “—Interest” above and (ii) any remaining Principal Distribution Amount for that date after distributions to the holders of the certificates as described under “—Principal” above.

          With respect to any Distribution Date, any Excess Cashflow will be paid to the classes of certificates in the following priority, in each case to the extent of the remaining Excess Cashflow:

(1) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, in an amount equal to any Interest Carry Forward Amount for each such class;

          (2) to the classes of Offered Certificates then entitled to receive principal distributions in respect of principal, in an amount equal to the Extra Principal Distribution Amount for that Distribution Date, distributable to those classes as part of the Principal Distribution Amount as described under “—Distributions of Principal” above;

          (3) sequentially, to the Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, in an amount equal to the Unpaid Realized Loss Amount for each such class;

(4) concurrently, to the classes of senior certificates, pro rata, based on their entitlements to the Net Rate Carryover for each such class, any unpaid Net Rate Carryover for each such class;

(5) sequentially, to the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, to the extent needed to pay any unpaid Net Rate Carryover for each such class; and

(6) to the Class C and Class A-R Certificates in each case in the amounts specified in the pooling and servicing agreement.

The Cap Contract

          The LIBOR Certificates will have the benefit of an interest rate cap contract (the “cap contract”). The cap contract will be an asset of the issuing entity and will be between the trustee on behalf of the holders of the LIBOR Certificates and the Cap Counterparty, as evidenced in each case by a confirmation.

          Pursuant to the cap contract, the terms of an ISDA Master Agreement were incorporated into the confirmation of the cap contract as if such ISDA Master Agreement had been executed by the trustee and the Cap Counterparty on the date the cap contract was executed. The cap contract is also subject to certain ISDA definitions, as published by the International Swaps and Derivatives Association, Inc.

          On or prior to the cap contract termination date, on the business day preceding each Distribution Date beginning in November 2006, the Cap Counterparty will be obligated to make a payment to the cap contract reserve fund in an amount equal to the product of:

(i) the excess (if any) of

(x) the lesser of (a) one-month LIBOR (as determined by the Cap Counterparty) and (b) 10.00% per annum and

(y) the Strike Rate for that Distribution Date,

          (ii) the lesser of (x) the Cap Contract Notional Balance for that Distribution Date and (y) the aggregate Class Certificate Balance of the LIBOR Certificates immediately prior to that Distribution Date, and

(iii) a fraction, the numerator of which is the actual number of days in the related Interest Accrual Period and the denominator of which is 360.

          The “cap contract termination date” is the Distribution Date in July 2013. The cap contract is scheduled to remain in effect up to and including the cap contract termination date.

          The “Cap Contract Notional Balance” on each Distribution Date on or prior to the cap contract termination date is as described in Schedule 1 to this free writing prospectus. After the cap contract termination date, the Cap Contract Notional Balance will be equal to zero, and the cap contract will be terminated.

          The “Strike Rate” for each Distribution Date to and including the cap contract termination date is the percentage identified as the “Strike Rate” for that Distribution Date in Schedule 1 to this free writing prospectus.

          The cap contract will be subject to early termination only in limited circumstances. Such circumstances generally include certain insolvency or bankruptcy events relating to the Cap Counterparty or the issuing entity, the failure of the Cap Counterparty (three business days after notice of such failure is received by the Cap Counterparty) to make a payment due under the cap contract and the cap contract becoming illegal or subject to certain kinds of taxation.

          It will be an additional termination event under the cap contract if the Cap Counterparty has failed to deliver any information, report, certification or accountants’ consent when and as required under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Item 1115(b)(1) or (b)(2) of the Asset Backed Securities Regulation, 17 C.F.R. §§229.1100-229.1123 (“Regulation AB”) with respect to certain reporting obligations of the depositor with respect to the issuing entity, which continues unremedied for the time period provided in the cap contract, and the Cap Counterparty fails to transfer the cap contract, at its sole cost and expense, in whole, but not in part, to a counterparty that, (i) has agreed to deliver any information, report, certification or accountants’ consent when and as required under the Exchange Act and Regulation AB with respect to certain reporting obligations of the depositor and the issuing entity, (ii) satisfies any rating requirement set forth in the cap contract, and (iii) is approved by the depositor (which approval shall not be unreasonably withheld) and any rating agency, if applicable.

          If the cap contract is terminated prior to the cap contract termination date, the Cap Counterparty will likely owe a termination payment to the trustee, payable in a lump sum to be held by the trustee until the scheduled termination date of the cap contract. However, if such termination occurs, no assurance can be given that any such termination payment will be owing to the trustee.

          The LIBOR Certificates do not represent an obligation of the Cap Counterparty. Holders of the LIBOR Certificates are not parties to or beneficiaries under the cap contract and will not have any right to proceed directly against the Cap Counterparty in respect of its obligation under the cap contract.

          The cap contract will be filed with the SEC as an Exhibit to a Current Report on Form 8-K after the closing date.

The Cap Contract Reserve Fund

          Amounts received from the Cap Counterparty under the cap contract will be deposited in a separate account established by the trustee (the “Cap Contract Reserve Fund”). On each Distribution Date, the trustee will withdraw funds available on deposit in the Cap Contract Reserve Fund to pay the amounts described below under “—The Cap Contract.” The Cap Contract Reserve Fund will be held in trust by the trustee, on behalf of the holders of the LIBOR Certificates. The Cap Contract Reserve Fund will not be an asset of any REMIC.

Distributions From the Cap Contract Reserve Fund

          On each Distribution Date, following the distributions of Excess Cashflow described under “ —Overcollateralization Provisions,” the trustee shall distribute any amounts on deposit in the Cap Contract Reserve Fund in the following amounts and order of priority:

          (1) sequentially, to the holders of the Class A-2, Class A-3, Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates, in that order, in an amount equal to the remaining Unpaid Realized Loss Amount for each such class;

(2) concurrently, to each class of senior certificates, pro rata, based on their entitlements to any remaining Net Rate Carryover, the remaining Net Rate Carryover for each such class;

(3) sequentially, to the holders of the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, and Class M-6 Certificates, in that order, any remaining Net Rate Carryover for each such class;

(4) to the holders of the class or classes of certificates then entitled to receive distributions in respect of principal, any remaining Overcollateralization Deficiency Amount; and

(5) to the Class C Certificates.

          Notwithstanding the foregoing priority of distribution, the cumulative amount paid with respect to clauses (1) and (4) above shall not, on any Distribution Date, exceed the cumulative amount of Realized Losses incurred on the Mortgage Loans as of that Distribution Date.

Determination of LIBOR

          LIBOR applicable to an Interest Accrual Period for the LIBOR Certificates will be determined on the second London Business Day prior to the commencement of such Interest Accrual Period (a “LIBOR Determination Date”). On each LIBOR Determination Date the Trustee, as calculation agent (in such capacity, the “Calculation Agent”), will establish LIBOR for the Interest Accrual Period on the basis of the British Bankers’ Association (“BBA”) “Interest Settlement Rate” for one-month deposits in U.S. dollars as found on Moneyline Telerate Page 3750 as of 11:00 a.m. London time on each LIBOR Determination Date (“LIBOR”). Interest Settlement Rates currently are based on rates quoted by sixteen BBA designated banks as being, in the view of such banks, the offered rate at which deposits are being quoted to prime banks in the London interbank market. Such Interest Settlement Rates are calculated by eliminating the four highest rates and the four lowest rates, averaging the eight remaining rates, carrying the result (expressed as a percentage) out to six decimal places, and rounding to five decimal places. “Moneyline Telerate Page 3750” means the display page currently so designated on the Moneyline Telerate Service (or such other page as may replace that page on that service for the purpose of displaying comparable rates or prices). “London Business Day” means any day on which dealings in deposits of United States dollars are transacted in the London interbank market.

          If on any LIBOR Determination Date, the Calculation Agent is unable to calculate LIBOR in accordance with the method set forth in the immediately preceding paragraph, LIBOR for the next Interest Accrual Period will be calculated in accordance with the method described in prospectus under “Description of the Securities—Indices Applicable to Floating Rate and Inverse Floating Rate Classes—LIBOR.”

          If on the initial LIBOR Determination Date, the Calculation Agent is required but unable to determine LIBOR in the manner provided in the prospectus, LIBOR for the initial LIBOR Determination Date will be 5.326%.

Carryover Reserve Fund

          The Pooling and Servicing Agreement establishes an account (the “Carryover Reserve Fund”), which is held in trust by the trustee on behalf of the holders of the certificates. On the closing date, the depositor will deposit or cause to be deposited $1,000 in the Carryover Reserve Fund. The Carryover Reserve Fund will not be an asset of any REMIC.

          On each Distribution Date, to the extent that Excess Cashflow is available as described under “—Overcollateralization Provisions” above, the trustee will deposit in the Carryover Reserve Fund the amount needed to pay any Net Rate Carryover on the Offered Certificates as described under “—Overcollateralization Provisions” above.

Applied Realized Loss Amounts

          If on any Distribution Date, after giving effect to the distributions described above, the aggregate Class Certificate Balance of the LIBOR Certificates exceeds the Pool Principal Balance, the amount of such excess will be applied to reduce the Class Certificate Balances of the Class M-6, Class M-5, Class M-4, Class M-3, Class M-2, Class M-1, Class A-3 and Class A-2 Certificates, in that order, in each case until the Class Certificate Balance of such class has been reduced to zero. Any such reduction described in this paragraph is an “Applied Realized Loss Amount.”

          Interest on any class of certificates, the Class Certificate Balance of which has been reduced through the application of Applied Realized Loss Amounts as described above will accrue for the related class of certificates on the Class Certificate Balance as so reduced unless the Class Certificate Balance is subsequently increased due to the allocation of Subsequent Recoveries to the Class Certificate Balance of such class as described in the definition of Class Certificate Balance above.

          No Realized Losses will be allocated to the Class A-1 Certificates. However, investors in this class should note that although Realized Losses cannot be allocated to these certificates, under certain loss scenarios, there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of this class of certificates all principal and interest amounts to which they are entitled.

Residual Certificates

          The Class A-R Certificates will remain outstanding for so long as the issuing entity will exist. On each Distribution Date the holders of the Class A-R Certificates will be entitled to receive certain distributions as provided in the pooling and servicing agreement. It is not anticipated that there will be any significant amounts remaining for such distribution to the Class A-R Certificates.